Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142099

Prospectus

1,675,600 Shares

JAGGED PEAK, INC.

Common Stock

This prospectus relates to the sale of shares of common stock of Jagged Peak, Inc. by certain of our stockholders, referred to as selling stockholders throughout this document. The selling stockholders are offering to sell up to 1,675,600 shares of our common stock. The Company will not receive any proceeds from the resale of shares of common stock by the selling stockholders, which include:

up to 1,000,000 shares issuable upon the conversion of convertible debt.

up to 7,060 shares issuable upon the exercise of our common stock purchase warrants dated December 14, 2006 (note warrants).

up to 230,000 shares issuable upon the conversion or exercise of common stock purchase warrants dated December 14, 2006 (debt extinguishment warrants).

up to 438,540 currently outstanding shares.

All of the shares of common stock being offered by this prospectus are being offered by the selling stockholders named in this prospectus. This offering is not being underwritten. We will not receive any of the proceeds from the sale of the shares of our common stock in this offering. If the convertible note warrants are exercised so that the underlying shares may be sold, the principle amount related to the convertible debt of $1,000,000 in the aggregate would be extinguished. If the note warrants are exercised with cash, we will receive the exercise price of these warrants, which is $0.01 per share or $71 in the aggregate. If the debt extinguishment warrants are exercised with cash, we will receive the exercise price of the warrants, which is $0.01 per share or $2,300 in the aggregate. There can be no assurance, however, that all or any of the warrants will be exercised or that they will be exercised for cash. The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the common stock or interests therein from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We will pay all expenses of registering this offering of shares of common stock which we estimate at $10,019.

The common stock is traded in the over-the-counter market and prices are quoted on the over-the-counter Bulletin Board under the symbol “JGPK”. On March 30, 2007, the price per share of our common stock was approximately $0.18.

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATIONS MADE TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October 1, 2007.

The following table of contents has been designed to help you find information contained in this prospectus. We encourage you to read the entire prospectus.

SUMMARY

This summary highlights information contained elsewhere in the prospectus. You should read the entire prospectus carefully, especially the risks of investing in the securities discussed under “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus before deciding to invest in our common stock.

As used in this prospectus, unless the context otherwise requires, “we,” “us,” “our,” and “Company,” refer to Jagged Peak, Inc., a Nevada corporation. All dollar amounts in this prospectus are in U.S. dollars unless otherwise stated. The following summary is not complete and does not contain all of the information that may be important to you.

CORPORATE BACKGROUND

Jagged Peak, Inc. is headquartered in Clearwater, Florida, providing enterprise commerce management (ECM) solutions. The Company’s proprietary E-business Dynamic Global Engine (“EDGE”) application is a multi language, completely web-based solution, which allows our clients to promote and maintain their brands while leveraging our investment in infrastructure and technology. Our clients access our platform over the Internet, enabling companies to capture orders through e-commerce or other business to business portals, control and coordinate distribution of orders, manage inventory, and fulfill orders electronically or physically across multiple suppliers, warehouses and partners in real-time. From a shopper perspective, end-users enter the client site and seamlessly communicate with EDGE. End-users can then browse for products and create orders online, once orders are made, we either deliver the products digitally through the Internet or communicate the order seamlessly to either our own fulfillment warehouse or to a third-party fulfillment agency for physical delivery, which is all based on established client business rules to ensure optimal delivery performance.

Compass Marketing Services, Inc. (“Compass”), a Florida corporation, was formed in 1990. On August 22, 2000, Compass merged with IBIS Business Internet Solutions, Inc., a Florida corporation, in a merger of equals and amended its name to Jagged Peak, Inc. On July 8, 2005, Absolute Glass Protection, Inc. (“Absolute”) completed the acquisition of Jagged Peak, Inc. a Florida corporation (the “Subsidiary”), through a reverse triangular merger in which the Subsidiary merged with Absolute Glass Protection Acquisition Corporation, a Nevada corporation (“Absolute Sub”) that was a wholly owned subsidiary of Absolute with no assets or liabilities formed solely for the purpose of facilitating the merger (the “Merger”). This transaction is accounted for as a reverse merger, with the Subsidiary treated as the accounting acquirer for financial statement purposes. This transaction closed effective July 8, 2005. Subsequently, Absolute changed its corporate name to “Jagged Peak, Inc.” Only operations of the Subsidiary remain post merger and therefore no pro-forma information is presented in the financial statements contained herein.

Summary of the Offering

The Issuer:	Jagged Peak Inc.

Total Shares of Common Stock Outstanding Prior to the Offering:	14,216,912 Shares

Shares of Common Stock being Offered by the Selling Stockholders:	1,675,600 Shares

Total Shares of Common Stock Outstanding After the Offering if all the Shares are Sold:	15,453,972 Shares

Risk Factors:	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

The selling securityholders may offer and sell up to 1,675,600 shares of our common stock, which is approximately 8.77% of our currently outstanding common stock on a fully diluted basis. If the convertible note warrants are exercised so that the underlying shares may be sold, the principle amount related to the convertible debt of $1,000,000 in the aggregate would be extinguished. If the note warrants are exercised with cash, we will receive the exercise price of these warrants, which is $0.01 per share or $71 in the aggregate. If the debt extinguishment warrants are exercised with cash, we will receive the exercise price of the warrants, which is $0.01 per share or $2,300 in the aggregate. There can be no assurance, however, that all or any of the warrants will be exercised or that they will be exercised for cash. For a list of selling securityholders and the amount of shares that each of them expects to sell, see “Selling Securityholders.”

SELECTED FINANCIAL SUMMARY

For the 52-week period ended December 29, 2006 compared to the period ended December 30, 2005.

The following table summarizes selected financial data of the Company:

	2006	2005	Change	Percent
Gross revenue	$14,442,600	$11,196,500	$3,246,100	29%
Net revenue	11,462,300	9,682,000	1,780,300	18%
Cost of goods sold	8,862,400	7,567,100	1,295,300	17%

Gross profit	2,599,900	2,114,900	485,000	23%

Selling, general and administrative	4,184,000	2,913,500	1,270,500	44%

Net loss from operations	$(1,584,100)	$(798,600)	$(785,500)	98%

CAPITALIZATION

The following table sets forth the Company’s capitalization as of December 29, 2006. The table should be read in conjunction with the Company’s financial statements included elsewhere in this prospectus.

Total current liabilities	$2,078,900
Long-term liabilities	$2,074,400
Stockholders’ equity:
Common stock; $.001 par value; 70,000,000 shares authorized; 13,869,297 shares issued and outstanding at December 29, 2006	$13,900
Additional paid-in capital	3,274,100
Accumulated deficit	(2,474,000)

Total stockholders’ equity	$814,000

Historical results are not necessarily indicative of future results.

The offering is made by the selling stockholders for their benefit. We will not receive any of the proceeds from their sale of common stock.

RISK FACTORS

An investment in our shares involves a high degree of risk, and our shares should not be purchased by anyone who cannot afford to lose his entire investment. You should consider carefully the risks set forth in this section, together with the other information contained in this prospectus, before making a decision to invest in us. The risks and uncertainties described below are not the only material risks that we face. Additional risks not presently known to us, or that we consider immaterial, may also impair our business operations. Any of the following risks could materially adversely affect our business, operating results, or financial condition, and could cause a decline or total loss in the price of our common stock or the value of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please refer to “Forward-Looking Statements” included elsewhere in this prospectus.

OUR LIMITED OPERATING HISTORY

The Company is in the expansion stage and accordingly, the Company’s business is subject to the risks inherent in the transition to a large-scale business. Failure by the Company to develop the ability to consistently provide high quality products and services to its clients would have a material adverse effect on the Company’s business, operating results and financial condition. To address these risks, the Company must, among other things, respond to competitive developments, attract and motivate qualified personnel, develop market acceptance for its products, establish effective distribution channels, effectively manage growth and continue to improve its proprietary technologies and successfully commercialize products incorporating such technologies. In addition, the Company’s limited operating history makes forecasting difficult.

OUR OFFICERS AND DIRECTORS OWN A CONTROLLING INTEREST IN OUR STOCK AND INVESTORS HAVE A LIMITED VOICE IN OUR MANAGEMENT

The Company’s executive officers and directors and their affiliates together control more than 50% of the Company’s voting shares outstanding. As a result, these stockholders, if they act together, will be able to control all matters requiring the Company’s stockholders’ approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, prevent or deter a change in control, and could deprive the Company’s stockholders of an opportunity to receive a premium for their common stock as part of a sale of the Company or its assets.

WE HAVE EXPERIENCED LOSSES FROM OPERATIONS AND MAY NOT BE PROFITABLE IN THE FUTURE

Jagged Peak had losses before tax benefit of approximately $1,851,100 for the fiscal year ended December 29, 2006, and losses before tax benefit of approximately $1,029,900 for the fiscal year ended December 30, 2005, and there can be no assurance that the Company will not incur additional losses in the future. The Company’s operating expenses have increased as the business has grown and can be expected to increase significantly because of expansion efforts. There is no assurance that the Company will be able to generate sufficient revenue to meet its operating expenditures or to operate profitably.

WE ARE DEPENDENT ON A SMALL NUMBER OF CLIENTS FOR A LARGE PORTION OF OUR SALES AND A LOSS OF ANY CLIENT THAT ACCOUNTS FOR A LARGE PORTION OF OUR REVENUE WOULD CAUSE OUR REVENUE TO DECLINE

Sales to one of our clients accounted for approximately 50% of our revenue in 2006. Contracts with our clients are generally two to three years in length. If any one of these key contracts is not renewed or otherwise terminates, or if revenues from these clients decline for any other reason (such as competitive developments), our revenue would decline and our ability to obtain profitability would be impaired. It is important to our ongoing success that we maintain these key client relationships and at the same time develop new client relationships.

COMPETITION

Competition in the market for providing transaction management software is intense. The Company’s software products face competition from many larger, more established companies. In addition, other companies could seek to introduce competing products or services and increased competition could result in a decrease in the price charged by the Company’s competitors for their products and services or reduce demand for the Company’s products and services, which would have a material adverse effect on the Company’s business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully with its existing or potential competitors, which may have substantially greater financial, technical, and marketing resources, longer operating histories, greater name recognition or more established relationships in the industry than the Company. If any of these competitors provide competitive software products and services to the marketplace in the future, the Company cannot be sure that it will have the resources or expertise to compete successfully.

LACK OF MARKET ACCEPTANCE FOR PRODUCTS

The market for the Company’s software may develop at a slower pace than expected as a result of lack of acceptance by companies involved in implementing a supply-chain execution software system for their business processes. If the market develops more slowly than expected, or if the Company’s software products do not achieve significant market acceptance, the Company’s business, operating and financial condition would be materially adversely affected.

OUR OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS IN DEMAND FOR PRODUCTS AND SERVICES OFFERED BY OUR CLIENTS OR US

Our quarterly and annual operating results are subject to fluctuations in demand for the products or services offered by our clients or us. If, as a result, our annual or quarterly revenues or operating profits fail to meet the guidance we provide to securities analysts and investors, or we otherwise fail to meet their expectations, the trading price of our common stock will likely decline.

NEED FOR FURTHER PRODUCT DEVELOPMENT

Although the Company currently has the capability to achieve installation of its software products for enterprise initiatives, additional ongoing development is necessary to continue to enhance the quality, efficiency and reliability of the Company’s software product offerings. If the Company were unable to continue to develop and install market leading software products, then the Company’s business, operating results and financial condition would be materially adversely affected.

INTERNATIONAL OPERATIONS

In the normal course of business, the Company may enter into contractual relationships with companies located worldwide. Accordingly, the Company may be subject to general geopolitical risks in connection with some of its contracts, such as political, social and economic instability, changes in diplomatic and trade or business relationships and other factors beyond the Company’s control. There can be no assurance that such factors will not impact the Company’s operations in the future or require the Company to modify its anticipated research practices.

DEVELOPMENTS IN ACCOUNTING STANDARDS MAY CAUSE US TO INCREASE OUR RECORDED EXPENSES, WHICH IN TURN WOULD JEOPARDIZE OUR ABILITY TO OBTAIN PROFITABILITY

The Financial Accounting Standards Board recently adopted a proposal to require that the fair value of stock options and other share based payments be reflected as an expense item in the financial statements of public companies for quarters beginning after December 15, 2005. As a result of the adoption of this, we recorded a significant additional non-cash expense as compared to prior years.

THE GROWTH OF THE MARKET FOR OUR SERVICES DEPENDS ON THE DEVELOPMENT AND MAINTENANCE OF THE INTERNET INFRASTRUCTURE

Our business is based on delivering services over the Internet, and the success of our business therefore depends on the development and maintenance of a sound Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products such as high-speed modems, for providing reliable Internet access and services. Our ability to increase the speed and scope of our services is limited by, and depends upon, the speed and reliability of both the Internet and our clients’ internal networks. Consequently, as Internet usage increases, the growth of the market for our services depends upon improvements made to the Internet as well as to individual client’s networking infrastructures to alleviate overloading and congestion. In addition, any delays in the adoption of new standards and protocols required to govern increased levels of Internet activity or increased governmental regulation may have a detrimental effect on the Internet infrastructure.

WE MAY BECOME LIABLE TO CLIENTS WHO ARE DISSATISFIED WITH OUR SERVICES

We design, develop, implement and manage e-commerce solutions that are crucial to the operation of our clients’ businesses. Defects in the solutions we develop could result in delayed or lost revenue, adverse end-user reaction, and/or negative publicity, which could require expensive corrections. As a result, clients who experience these adverse consequences either directly or indirectly as a result of our services could bring claims against us for substantial damages. Any claims asserted could exceed the level of any insurance coverage that may be available to us. Moreover, the insurance we carry may not continue to be available on economically reasonable terms, or at all. The successful assertion of one or more large claims that are uninsured, that exceed insurance coverage or that result in changes to insurance policies (including premium increases) could adversely affect our operating results or financial condition.

CHANGES IN GOVERNMENT REGULATION COULD LIMIT OUR INTERNET ACTIVITIES OR RESULT IN ADDITIONAL COSTS OF DOING BUSINESS OVER THE INTERNET

We are subject to the same federal, state and local laws as other companies conducting business over the Internet. Today, there are relatively few laws specifically directed towards conducting business over the Internet. The adoption or modification of laws related to the Internet could harm our business, operating results and financial condition by increasing our costs and administrative burdens. Due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the international, federal and state levels.

Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our operating results and substantially increase the cost to us of doing business.

LAWS RELATING TO USER INFORMATION AND ONLINE PRIVACY MAY LIMIT THE COLLECTION AND USE OF END-USER DATA FOR OUR CLIENTS

We collect and maintain end-user data for our clients, which subjects us to increasing international, federal and state regulation related to online privacy and the use of personal user information. Congress recently enacted anti-SPAM legislation with which we must comply when providing email campaigns for our clients. Bills are pending in Congress and in various states that address online privacy protections. Several states have proposed, and some have enacted, legislation that would limit the use of personal user information or require online services to establish privacy policies. In addition, the U.S. Federal Trade Commission, or FTC, has urged Congress to adopt legislation regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites.

Even in the absence of laws requiring companies to establish these procedures, the FTC has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regarding the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could limit our collection of demographic and personal information from end-users, which could adversely affect our ability to comprehensively serve our clients.

INTERNET-RELATED STOCK PRICES ARE ESPECIALLY VOLATILE AND THIS VOLATILITY MAY DEPRESS OUR STOCK PRICE OR CAUSE IT TO FLUCTUATE SIGNIFICANTLY

The stock market, and the trading prices of Internet-related companies in particular, have been notably volatile. This volatility is likely to continue in the short-term and is not necessarily related to the operating performance of affected companies. This broad market and industry volatility could significantly reduce the price of our common stock at any time, without regard to our operating performance.

INTERRUPTION OF BUSINESS DUE TO INCREASED SECURITY MEASURES IN RESPONSE TO TERRORISM

The continued threat of terrorism within the United States and the ongoing military action and heightened security measures in response to such threat has and may cause significant disruption to commerce. The U.S. economy in general is being adversely affected by the terrorist activities and potential activities. Any economic downturn could adversely impact the Company’s results of operations, impair the Company’s ability to raise capital or otherwise adversely affect the Company’s ability to grow the business. It is impossible to predict how this may affect the Company’s business or the economy in the U.S. and in the world, generally. In the event of further threats or acts of terrorism, the Company’s business and operations may be severely and adversely affected or destroyed.

REGULATION

The Company’s operations are subject to various federal, state and local laws and regulations. Although compliance with these laws and regulations has not had a material effect on the Company’s operations or financial condition, there is no assurance that additions or changes to current laws or regulations will not have a material effect on us, the Company’s profitability and financial condition.

SUBSTANTIAL ALTERATION OF THE COMPANY’S CURRENT BUSINESS AND REVENUE MODEL

The Company’s present business and revenue model represents the current view of the optimal business and revenue structure, which is to derive revenues and achieve profitability in the shortest period. There can be no assurance that current models will not be altered significantly or replaced with an alternative model that is driven by motivations other than near-term revenues and/or profitability (for example, building market share before the Company’s competitors). Any such alteration or replacement of the business and revenue model may ultimately result in the deferring of certain revenues in favor of potentially establishing larger market share. The Company cannot assure that any adjustment or change in the business and revenue model will prove to be successful.

INABILITY TO MANAGE GROWTH AND INTERNAL EXPANSION

The Company has not yet undergone the significant managerial and internal expansion that the Company expects will occur, and the Company’s inability to manage growth could hurt the results of operations. Expansion of operations will be required to address anticipated growth of the Company’s customer base and market opportunities. Expansion will place a significant strain on the Company’s management, operational and financial resources. Currently, the Company has a limited number of employees. The Company will need to improve existing procedures and controls as well as implement new transaction processing, operational and financial systems, procedures and controls to expand, train and manage the Company’s employee base. The Company’s failure to manage growth effectively could have a damaging effect on the Company’s business, results of operations and financial condition.

DEPENDENCE ON KEY MANAGEMENT; LOSS OF KEY MANAGEMENT COULD HAVE A MATERIAL ADVERSE EFFECT ON OPERATIONS

The Company’s success depends in part upon retaining the services of certain executive officers, software developers and other key employees. In addition, because of the Company’s rapid pace of growth, the Company is also dependent on its ability to recruit, retain and motivate personnel with technical, marketing, sales and managerial skills. If the Company loses key personnel or is unable to recruit qualified personnel, the ability to manage the day-to-day aspects of the business will be weakened. The Company’s operations and prospects depend in large part on the performance of the senior management team. The loss of the services of one or more members of the senior management team could have a material adverse effect on the business, financial condition and results of operation. Because the senior management team has exceptional experience with the Company and in the industry, it would be difficult to replace them without adversely effecting the Company’s business operations.

WE ARE NOT REQUIRED TO MEET OR MAINTAIN ANY LISTING STANDARDS FOR OUR COMMON STOCK TO BE QUOTED ON THE OTC BULLETIN BOARD, WHICH COULD AFFECT OUR STOCKHOLDERS’ ABILITY TO ACCESS TRADING INFORMATION ABOUT OUR COMMON STOCK

OTCBB market is separate and distinct from the Nasdaq Stock Market and any national stock exchange, such as the New York Stock Exchange or the American Stock Exchange. Although the OTC Bulletin Board is a regulated quotation service operated by the National Association of Securities Dealers (“NASD”), that displays real-time quotes, last sale prices, and volume information in over-the-counter (“OTC”) equity securities like our common stock, we are not required to meet or maintain any qualitative or quantitative standards for our common stock to be quoted on the OTCBB. Our common stock does not presently meet the minimum listing standards for listing on the Nasdaq Capital Market or any national securities exchange, which could affect our stockholders’ ability to access trading information about our common stock.

IF WE FAIL TO REMAIN CURRENT ON OUR REPORTING REQUIREMENTS, WE COULD BE REMOVED FROM THE OTC BULLETIN BOARD, WHICH WOULD LIMIT THE ABILITY OF BROKER–DEALERS TO SELL OUR SECURITIES AND THE ABILITY OF STOCKHOLDERS’ TO SELL THEIR SECURITIES IN THE SECONDARY MARKET

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker–dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

RECENTLY ENACTED AND PROPOSED CHANGES IN SECURITIES LAWS AND REGULATIONS WILL INCREASE OUR COSTS

The Sarbanes-Oxley Act, which became law in July 2002, and rules subsequently implemented by the SEC and the Nasdaq National Market have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our annual legal and financial compliance costs, have made some activities more time-consuming and costly, and could expose us to additional liability. In addition, these rules and regulations may make retention and recruitment of qualified persons to serve on our board of directors or executive management more difficult. We continue to evaluate and monitor regulatory and legislative developments and cannot reliably estimate the timing or magnitude of all costs we may incur as a result of the Sarbanes-Oxley Act or other related legislation or regulation.

OUR ABILITY TO COMPETE AND PURSUE STRATEGIC ALTERNATIVES COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR INFRINGE ON INTELLECTUAL PROPERTY RIGHTS OF OTHERS

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our products, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors are able to use our technology, our ability to compete and pursue strategic alternatives effectively could be harmed. Litigation may be necessary to enforce our intellectual property rights. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse affect on our business, operating results and financial condition.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. We evaluate the validity and applicability of these intellectual property rights, and determine in each case whether we must negotiate licenses or cross-licenses to incorporate or use the proprietary technologies in our products.

Any parties asserting that our products infringe upon their proprietary rights would require us to defend ourselves, and possibly our customers, manufacturers or suppliers against the alleged infringement. Regardless of their merit, these claims could result in costly litigation and subject us to the risk of significant liability for damages. Such claims would likely be time consuming and expensive to resolve, would divert management time and attention and would put us at risk to:

•	Stop selling, incorporating or using our products that incorporate the challenged intellectual property;

•	Obtain from the owner of the intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

•	Redesign those products that use such technology; or

•	Accept a return of products that use such technologies.

If we are forced to take any of the foregoing actions, our business may be seriously harmed.

In addition, we license public domain software and proprietary technology from third parties for use in our existing products, as well as new product development and enhancements. We cannot be assured that such licenses will be available to us on commercially reasonable terms in the future, if at all. The inability to maintain or obtain any such license required for our current or future products and enhancements could require us to substitute technology of lower quality or performance standards or at greater cost, either of which could adversely impact the competitiveness of our products.

VOLATILITY OF THE MARKET PRICE OF THE COMPANY’S STOCK

The market price of the Company’s common stock may be volatile, which could cause the value of your investment to decline. Any of the following factors could affect the market price of our common stock:

•	Changes in earnings estimates and outlook by financial analysts;

•	Our failure to meet financial analysts’ and investors’ performance expectations;

•	Changes in market valuations of other transportation and logistics companies; or

•	General market and economic conditions.

•	A large number of shares are being registered for resale pursuant hereto.

•	We have a small trading volume.

•	The sale of any significant number of shares could materially negatively impact our stock.

ACCORDING TO THE SEC, THE MARKET FOR PENNY STOCKS HAS SUFFERED FROM PATTERNS OF FRAUD AND ABUSE

Such patterns include:

•	Control of the market for the security by one or a few broker–dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid–ask differentials and markups by selling broker–dealers; and

•

The wholesale dumping of the same securities by promoters and broker–dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

In addition, many of the risks described elsewhere in this “Risk Factors” section could adversely affect the stock price. The stock markets have experienced price and volume volatility that have affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These types of fluctuations may affect the market price of our common stock.

APPLICABILITY OF LOW PRICED STOCK RISK DISCLOSURE REQUIREMENTS

The Company’s common stock may be considered a low priced security under rules promulgated under the Securities Exchange Act of 1934 (“Exchange Act”). Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes that risks associated with such stock, the broker-dealer’s duties, the customer’s rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing and provide monthly account statements to the customer, and obtain specific written consent of the customer. With these restrictions, the likely effect of designation as a low price stock, would be to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and to increase the transaction costs of sales and purchase of such stocks compared to other securities.

NO DIVIDENDS ANTICIPATED

The Company intends to retain all future earnings for use in the development of the Company’s business and does not anticipate paying any cash dividends on the Common Stock in the near future.

THE ISSUANCE OF OUR STOCK UPON CONVERSION OF OUR CONVERTIBLE NOTES COULD ENCOURAGE SHORT SALES BY THIRD PARTIES, WHICH COULD CONTRIBUTE TO THE FUTURE DECLINE OF OUR STOCK PRICE AND MATERIALLY DILUTE EXISTING STOCKHOLDERS’ EQUITY AND VOTING RIGHTS

The convertible notes we have issued have the potential to cause significant downward pressure on the price of our common stock. This is particularly the case if the shares being placed into the market exceed the market’s ability to absorb the increased number of shares of stock. Such an event could place further downward pressure on the price of our common stock, which presents an opportunity to short sellers and others to contribute to the future decline of our stock price. If there are significant short sales of our stock, the price decline that would result from this activity will cause the share price to decline more so, which, in turn, may cause long holders of the stock to sell their shares thereby contributing to sales of stock in the market. If there is an imbalance on the sell side of the market for the stock, our stock price will decline. Falling prices may encourage investors to profit by engaging in short sales by borrowing shares that they do not own in anticipation of a decline in price to enable the seller to cover the sale with a purchase at a later date, at a lower price, and thus at a profit, which further contributes to a decline in the price of our stock. If this occurs, the number of shares of our common stock that is issuable upon conversion of the convertible notes will increase, which will materially dilute existing stockholders’ equity and voting rights.

IF AN EVENT OF DEFAULT OCCURS UNDER THE SECURITY AND PURCHASE AGREEMENT, OUR LENDER COULD TAKE POSSESSION OF ALL OUR ASSETS

In connection with the security and purchase agreement entered into in December, 2006, we granted to Laurus Master Fund, Ltd. (“Laurus”) a first priority security interest in our assets. The security and purchase agreement provides that upon the occurrence of an event of default under the agreement, Laurus shall have the right to take possession of the collateral, to operate our business using the collateral, and have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the collateral, at public or private sale or otherwise to satisfy our obligations under these agreements. Any attempt by Laurus to foreclose on our assets could likewise cause us to curtail our current operations.

FORWARD LOOKING STATEMENTS

Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. These statements relate to future events or future financial performance. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this prospectus. Forward-looking statements are often identified by words like: “believe”, “expect”, “estimate”, “anticipate”, “intend”, “project” and similar expressions or words which, by their nature, refer to future events. In some cases, you can also identify forward-looking statements by terminology such as “may”, “will”, “should”, “plans”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled Risk Factors beginning on page 3, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In addition, you are directed to factors discussed in the Description of Business section beginning on page 24, the Management’s Discussion and Analysis or Plan of Operation section beginning on page 29, as well as factors discussed elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or achievements. We do not intend to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the Selling Securityholders. We will not receive any of the proceeds from the sale of shares of common stock in this offering. If the convertible note warrants are exercised so that the underlying shares may be sold, the principle amount related to the convertible debt of $1,000,000 in the aggregate would be extinguished. If the note warrants are exercised with cash, we will receive the exercise price of these warrants, which is $0.01 per share or $71 in the aggregate. If the debt extinguishment warrants are exercised with cash, we will receive the exercise price of the warrants, which is $0.01 per share or $2,300 in the aggregate. We intend to use the net proceeds, if any, from the exercise of warrants for our general working capital needs. There can be no assurance that all, or any, of the warrants will be exercised or that they will be exercised for cash. For a list of selling securityholders and the amount of shares that each of them expects to sell, see “Selling Securityholders.”

DILUTION

The company is not selling any of the shares of common stock in this offering. All the shares sold in this offering will be sold by the Selling Securityholders at the time of the sale, so that no dilution will result from the sale of their shares.

SELLING SECURITYHOLDERS

DEBT FINANCING

In December 2006, the Company entered into a Security and Purchase Agreement with Laurus Master Fund, Ltd., a Cayman Islands company (“Laurus” and the “Closing”), whereby we issued to Laurus, in a Private Placement exempt from registration under the Securities Act of 1933 (the “Laurus Private Placement”), a Secured Convertible Term Note (the “Note” or “Convertible Note”) in the principal amount of two million dollars ($2,000,000), which is convertible into an aggregate of 2,000,000 shares of the Company’s Common Stock at a conversion price of $1.00 per share (the “Fixed Conversion Price”). The interest rate of the Convertible Note is two percent (2%) above prime with a floor of ten percent (10%) and is paid on a monthly basis. Monthly principal payments of $45,000 per month will begin in December of 2007 with a final balloon payment of $920,000 due in December of 2009. The proceeds from the Convertible Note were used to extinguish all remaining loans of the Company and provide the necessary working capital to accelerate the Company’s growth initiatives. The Note is personally guaranteed by one of the stockholders.

The Company also agreed to a Secured Revolving Note (the “Revolving Note”) in the amount of one million dollars ($1,000,000). The loan is secured by the Company’s account receivables and is advanced at a rate of 90% of eligible receivables. The interest rate of the Revolving Note is two percent (2%) above prime with a floor of ten percent (10%) and is paid on a monthly basis. The term of the Revolving Note is three years and terminates in December 2009.

Laurus must convert all or a portion of the monthly principal and interest payments for the Convertible Note into shares of our Common Stock if: (i) the average closing price of our Common Stock for the five trading days immediately proceeding such payment is greater than or equal to 115% of the Fixed Conversion Price; and (ii) the amount of such conversion does not exceed twenty-five percent of the aggregate dollar trading volume of the Common Stock for the period of twenty-two trading days immediately preceding such payment date (the “Conversion Criteria”); however if subsection (i) of the Conversion Criteria is met but subsection (ii) of the Conversion Criteria is not met as to the entire monthly principal payment, Laurus shall convert only such part of the monthly principle payment that meets subsection (ii) of the Conversion Criteria. If the monthly payment (or a portion of such monthly payment if not all of the payment may be converted into shares of Common Stock) is required to be paid in shares of Common Stock, the number of such shares to be issued by the Company shall be the number determined by dividing (i) the portion of such payment converted into shares of Common Stock, by (ii) $1.00 (subject to certain adjustments). Any portion of the monthly principal payment that Laurus has not been able to convert into shares of Common Stock due to the failure to meet the Conversion Criteria, shall be paid in cash by the Company, jointly and severally, at the rate of 100% of the monthly principal payment otherwise due on such Amortization Date, within three (3) business days of such due date.

In addition, Laurus may from time to time voluntarily convert all or a portion of the outstanding principal amount of the Note plus all accrued but unpaid interest into shares of common stock at a price of $1.00 (subject to certain adjustments).

The Company may prepay the Note in cash by giving Laurus a notice of repayment, ten (10) days before such intent to prepay, and by paying Laurus an amount equal to 130% of the outstanding principal amount. The Note includes a provision whereby Laurus is not entitled to convert any portion of the Note in excess of that portion of the Note upon exercise of which the sum of (1) the number of shares of Common Stock beneficially owned by Laurus and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Note or the unexercised or unconverted portion of any other security of Laurus subject to a limitation on conversion analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this is being made, would result in beneficial ownership by Laurus and its affiliates of any amount greater than 9.99% of the then outstanding shares of Common Stock (whether or not, at the time of such conversion, Laurus and its affiliates beneficially own more than 9.99% of the then outstanding shares of Common Stock). The limitation can be waived by Laurus upon provision of no less than sixty-one (61) days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default.

Additionally, if the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock or any preferred stock issued by the Company in shares of Common Stock, the Fixed Conversion Price shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

Any default under the Security and Purchase agreement will constitute a default under the Convertible Note and the Revolving Note (“Both Notes”). Events of default under the Security and Purchase agreement include our failure to pay amounts due under Both Notes; breach of any covenants under Both Notes, if not cured within 15 business days; breach of any warranties found in the Security Agreement, Both Notes or any other related agreement; the occurrence of any default under any agreement, which causes any contingent obligation to become due prior to its stated maturity or to become payable; any change or occurrence likely to have a material adverse effect on the business, assets, liabilities, financial condition, our operations or prospects; our bankruptcy; a judgment against us in excess of $50,000, which has not been vacated, discharged or stayed, within thirty (30) days of the date of entry; our insolvency; a change in control of the Company; an indictment or other proceedings against the Company or any executive officer; if the Company breaches any provision of the Securities Purchase Agreement or any other related agreements (each, an “Event of Default”).

Following the occurrence and during the continuance of an Event of Default, the Company shall, jointly and severally, pay additional interest on the outstanding principal balance of Both Notes in an amount equal to one percent (1%) per month, and all outstanding obligations, including unpaid interest, shall continue to accrue interest at such additional interest rate from the date of such Event of Default until the date such Event of Default is cured or waived.

If an Event of Default were to occur under the Security Agreement, Laurus may at its option, demand repayment in full of all obligations and liabilities owed to it by us under Both Notes, Securities Purchase Agreement and any related agreement and may require us to immediately pay 130% of the principal amount outstanding under the Both Notes, plus any accrued and unpaid interest.

The Company gave Laurus registration rights to the shares issuable to Laurus in connection with the Convertible Note and the warrants, pursuant to a Registration Rights Agreement. The Registration Rights Agreement provided for the Company to file a Registration Statement with the Securities and Exchange Commission within 120 days of the Closing. If we do not obtain effectiveness of this Registration Statement within 180 days of the Closing; such Registration Statement ceases to be effective for more than 30 days in the aggregate per year or more than 20 consecutive days; or our Common Stock is not listed or quoted, or is suspended from trading for a period of three days, which we have been unable to cure within 30 days of notice thereof, we agreed to pay Laurus, as liquidated damages, an amount equal to .5% of the initial principal amount of the Convertible Note each thirty (30) day period, on a daily bases that such event listed above exceeds the time period given, however the total amount of liquidated damages related to the Registration Statement not being filed prior to the filing date shall not exceed five percent (5%) of the initial principle amount of the Convertible note when added to actual damages incurred by Laurus. There was no liability recorded, relating to the foregoing liquidated damages, at December 29, 2006 because it was determined by management that the possibility of the liability was remote. Laurus has agreed to waive any liquidated damages through August 31, 2007.

In connection with the Laurus Private Placement, we agreed to pay Laurus Capital Management, L.L.C., the manager of Laurus, a closing payment equal to $105,000 and other fees, totaling approximately $135,000, in cash and 706,000 warrants exercisable at $0.01 per common share. Additionally, we agreed to pay Stonegate Securities $160,000 in cash and 70,600 warrants exercisable at $0.01 per common share as a finder’s fee in connection with the Laurus Private Placement. The Company had previously issued 100,000 shares of Common Stock for services rendered. Stonegate Securities is a registered broker dealer. Since the closing of the Laurus Private Placement, Laurus has exercised 702,278 warrants on a cashless basis, into 677,757 shares of Common Stock.

The Company has been informed by Laurus, that as of June 1, 2007, Laurus assigned to Valens U.S. SPV I, LLC and Valens Offshore Fund SPV I, Ltd., two affiliated funds, a pecuniary-only interest in the amount of $396,573 and $91,746, respectively, of the principal amount of the Note. To the knowledge of the Company, the Valens funds disclaim beneficial ownership of the Note and Laurus remains the beneficial owner of the entire amount of the Note.

In addition, in a transaction unrelated to the Laurus Private Placement, we agreed with the former holders of the Company’s debt (JP Funding Inc. and Andrew Krusen) to an early extinguishment of the debt, cancellation of all previously issued, variable warrants, in consideration of, among other things, the issuance of 230,000, three-year warrants exercisable at $0.01 per common share. We have agreed to register all such warrants pursuant to this registration statement.

The following table provides, as of September 19, 2007, the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares being offered. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares of common stock set forth opposite their respective names. Each Selling Securityholder which is a registered broker-dealer or an affiliate of a registered broker-dealer, is marked in the table below. We will not receive any proceeds from the resale of the common stock by the Selling Securityholders. We will receive proceeds from the exercise of warrants in the event that they are exercised, however there can be no assurance that all or any of the warrants will be exercised.

	Beneficial Ownership Before Offering(1)		Number of Shares Being Offered	Beneficial Ownership After Offering(1)
Name of Selling Stockholder (1)	Number of Shares	Percent(2)		Number of Shares	Percent(2)
Laurus Master Fund, Ltd (3)	2,681,479	16.90	1,000,000	1,694,872	11%
Scott R. Griffith	81,770	*	31,770	50,000	*
Jesse B. Shelmire	81,770	*	31,770	50,000	*
Stonegate Partners (4)	7,060	*	7,060	0	0
Andrew Krusen (5)	30,000	*	30,000	0	0
JP Funding Inc. (6)	200,000	1.26	200,000	0	0
Frank S Maggio Trust Under Agreement DTD (7)	375,000	2.36	375,000	0	0
TOTAL	3,470,472	22.46%	1,675,600	1,794,872	11%

Notes

*	Represents less than 1%

(1)

The named party beneficially owns and has sole voting and investment power over all shares or rights to these shares, unless otherwise shown in the table. The numbers in this table assume that none of the selling stockholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.

(2)

Applicable percentage of ownership is based on 14,627,597 shares of common stock outstanding as of September 19, 2007 and 1,237,060 additional shares required to be issued based on the conversion of the debt and the warrants being exercised.

(3)

Includes 3,722 shares issuable upon the exercise of warrants and 2,000,000 shares issuable upon the conversion of debt and 677,757 shares of common stock. To our knowledge, Laurus has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it, except that Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares held by Laurus. David Grin and Eugene Grin are the managing members of Laurus Capital Management, LLC.

(4)

Includes 7,060 shares issuable upon the exercise of warrants. To our knowledge, Stonegate Partners is an affiliate of Stonegate Securities and Stonegate Partners has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it, except that Jesse B. Shelmire, IV and Scott R. Griffith may be deemed a control person of the shares held by Stonegate Securities. To our knowledge, Stonegate Partners, LLC is a registered broker/dealer.

(5)	Includes 30,000 shares issuable upon the exercise of warrants.

(6)

Includes 200,000 shares issuable upon the exercise of warrants. To our knowledge, JP Funding Inc. has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it, except that Andrew Krusen may be deemed a control person of the shares held by JP Funding Inc. The warrants issued to Mr. Krusen and JP Funding, Inc., were issued in a transaction unrelated to the Laurus Private Placement.

(7)

The Frank S. Maggio Trust Under Agreement DTD acquired these shares in a private transaction prior to the Laurus Private Placement. To our knowedge, it has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it, except that Frank Maggio may be deemed a control person of the shares held by the The Frank S. Maggio Trust Under Agreement DTD. Frank S Maggio is the majority owner of ReacTV Inc., which is a customer of Jagged Peak, Inc.

Except as disclosed above, none of the selling stockholders:

(i)	has had a material relationship with us or any of our affiliates other than as a stockholder at any time within the past three years; or

(ii)	has ever been one of our officers or directors.

Payments to Selling Stockholders and Affiliates

In connection with the Laurus Private Placement, we are or may be required to make the following payments to the selling stockholders:

Payee	Cash Fees(1)	Maximum Interest Payments(2)	Maximum Registration Penalties(3)	Total Maximum Payments During First Year(4)
Laurus Master Fund Ltd.	$135,000	200,000	$100,000	$335,000

Stonegate Securities	$160,000(2)	—	—	$160,000
Andrew Krusen	—	—	—	—
JP Funding Inc.	—	—	—	—
Total	$295,000	200,000	$100,000	$495,000

(1)        In connection with the Laurus Private Placement, we agreed to pay (a) to Laurus Capital Management, L.L.C., the manager of Laurus, a fee equal to 3.50% of the aggregate amount of Both Notes and other fees, totaling approximately $135,000 in cash, and (b) to Stonegate Securities $160,000 in cash. Additionally, the Company paid to Laurus 706,000 common stock warrants and 70,600 common stock warrants to Stonegate Securities. The Company previously paid 100,000 shares of common stock to Stonegate Securities for services rendered. The value of the warrants paid is set forth in the table below entitled “Total Dollar Value of Securities Underlying the Warrants and Total Possible Profit of the Warrants.”

(2)        Represents the maximum amount of interest payable by us for the first year to the selling stockholders under the Note assuming the Note remains outstanding until the maturity date and assuming interest at the floor of 10% per annum. As discussed above, Laurus has also made available to us a Revolving Note in the amount of one million dollars ($1,000,000). The interest rate of the Revolving Note is two percent (2%) above prime with a floor of ten percent (10%) and is required to be paid on a monthly basis. However, we have not drawn on the Revolving Note and this table is prepared under the assumption that we will not do so.

(3)        The Security and Purchase agreement provided that if we do not obtain effectiveness of this Registration Statement within 180 days of the Closing; such Registration Statement ceases to be effective for more than 30 days in the aggregate per year or more than 20 consecutive days; or our Common Stock is not listed or quoted, or is suspended from trading for a period of three days, which we have been unable to cure within 30 days of notice thereof, we are required to pay Laurus, as liquidated damages, an amount equal to .5% of the initial principal amount of the Convertible Note each thirty (30) day period, on a daily bases that such event listed above exceeds the time period given. However the total amount of such liquidated damages is capped at 5% of the initial principle amount of the Note. Thus, for purposes of this table, we assumed the maximum penalty of 5% of the initial principle amount of the Note. Laurus has agreed to waive any liquidated damages through August 31, 2007.

(4)        Represents the maximum amounts payable during the first year following the closing of the Laurus Private Placement under the other columns in this table assuming that (i) interest is paid on the entire original principal amount of the Note at the floor of 10%, (ii) we do not borrow against the Revolving Note and (iii) there are no liquidated damages.

Total Dollar Value of Securities Underlying the Note and Market Premium of the Note

The Note is convertible into common stock, as discussed in more detail above. The conversion price per share is $1.00. The closing price of our common stock on December 14, 2006, the closing date of the Laurus Private Placement, was $0.85. Thus, the Note was granted at a premium to the market value of the common stock on that date. The following table sets forth an analysis of the total premium of the conversion price of the Note compared to the market price of the common stock on December 14, 2006:

Selling Stockholder	Shares Underlying Convertible Note	Market Price of Common Stock on Closing Date	Conversion Price of the Convertible Note	Combined Market Price of Shares Underlying Convertible Note	Combined Conversion Price of the Shares Underlying the Convertible Note	Total Possible Premium to Market Price

Laurus Master Fund Ltd. (1)	2,000,000	$0.85	$1.00	$1,700,000	$2,000,000	$300,000

Total Dollar Value of Securities Underlying the Warrants and Total Possible Profit of the Warrants

In connection with the Laurus Private Placement, we agreed to issue the common stock warrants set forth below. All of the warrants have an exercise price of $0.01. The market price of our common stock on the closing date (December 14, 2006) was $0.85. The table below sets forth an analysis of the total possible profit that could be realized as a result of the conversion discount on the warrants.

Selling Stockholder	Shares Underlying Warrants	Market Price of Common Stock on Closing Date		Conversion Price of the Warrants	Combined Market Price of Shares Underlying Warrants	Combined Conversion Price of the Shares Underlying the Warrants	Total Possible Profit

Laurus Master Fund Ltd.(1)	706,000	$0.85	(1)	$0.01	$600,100	$7,060	$593,040
Stonegate Securities(2)	70,600	$0.85	(1)	$0.01	$60,010	$706	$59,304

Total	776,600				$660,110	$7,766	$652,344

(1)        On July 3, 2007, Laurus exercised 278,075 warrants, on a cashless basis, into 267,075 shares of common stock. On August 7, 2007, Laurus exercised 55,641 warrants, on a cashless basis, into 54,529 shares of common stock. On September 4, 2007, Laurus exercised 368,434 warrants, on a cashless basis, into 356,153 shares of common stock.

(2)        Stonegate Securities has assigned these warrants to its affiliate, Stonegate Partners, and to its principals, Scott R. Griffeth and Jesse B. Shelmire.

Net Proceeds from the Laurus Private Placement

Set forth below is a table that shows the gross and net proceeds to us related to the Laurus Private Placement, based on the assumptions set forth below:

Gross Proceeds(1)	Transaction Fees(2)	Aggregate Interest Payments (3)	Net Proceeds(4)	Combined Total Possible Profit from Conversion of Warrants(5)

$2,000,000	$295,000	$200,000	$1,505,000	$845,544

(1)        This represents the total proceed received from the sale of the Note. It does not include the amount, if any, that will be received upon conversion of the warrants granted in connection with the Laurus Private Placement, nor the $1,000,000 made available to us under the Revolving Note provided by Laurus.

(2)        Represents cash fees due to Laurus and Stonegate Securities in connection with the Laurus Private Placement. It does not include the value of the warrants issued in connection with the Laurus Private Placement of the 100,000 shares of common stock paid to Stonegate Securities. The value of the warrants paid is set forth in the last column of this table.

(3)        Assumes interest on the Note at the floor of 10%, that all interest and principal related to the Note is paid in cash, that we will not borrow against the Revolving Note, that payments under the Note are made when due without any event of default, and that the Note is not converted prior to maturity.

(4)        The net proceeds do not include the payment of any contingent payments, such as liquidated damages or repayment premiums in the case of default or a change in control.

(5)        Represents the aggregate discount of all of the warrants issued in connection with the Laurus Private Placement. See the table entitled “Total Dollar Value of Securities Underlying the Warrants and Total Possible Profit of the Warrants” above.

As a percentage, the total amount of all possible payments (as set forth in columns 2 and 3 of this table) plus the total possible discount related to the warrants (as set forth in column 5 of this table) compared to the net proceeds to the Company from the sale of the Note (as calculated in this table) is approximately 25%. The amount of that resulting percentage averaged over the term of the Note is approximately 17%.

Comparison of Registered Shares to Outstanding Shares

The following table compares the number of shares held by persons other than the Selling Stockholders, affiliates of the Company, and affiliates of the Selling Stockholders with the number of shares registered for resale and sold by such parties in prior transactions and the number of shares being registered in this prospectus on behalf of the Selling Stockholders who received securities in connection with the Laurus Private Placement (which occurred in December 2006):

Shares Outstanding Prior to the Laurus Private Placement	11,552,480	(1)
Shares Outstanding Prior to Laurus Private Placement Held by Persons Other than Selling Stockholders, or Affiliates of the Company or Selling Stockholders	3,236,117	(1)
Shares Registered for Resale by Selling Stockholders, or Affiliates of the Company or Selling Stockholders in Prior Registration Statements	0
Shares Registered for Resale by Selling Stockholders, or Affiliates of the Company or Selling Stockholders that Continue to be Held by Such Persons	0
Shares Sold in Registered Resale Transactions by the Selling Stockholders or Affiliates of the Selling Stockholders	0
Shares Registered for Resale on behalf of the Selling Stockholders or Affiliates of the Selling Stockholders in this Prospectus in connection with the Laurus Private Placement	1,070,600	(2)

(1)        Does not include the number of shares of common stock underlying any outstanding convertible securities, options or warrants.

(2)        Includes 1,000,000 shares issuable upon conversion of the Note, and 63,540 shares issued to Stonegate Partners (and its principals and affiliates) and 7,060 shares issuable upon the exercise of warrants held by Stonegate Partners (and its principals and affiliates) in connection with the Laurus Private Placement. Does not include the other 1,000,000 shares issuable upon conversion of the Note, 498,397 shares issuable upon exercise of the warrants issued in the Laurus Private Placement, 267,075 shares issued to Laurus upon the exercise by Laurus of 278,203 warrants, 100,000 shares issued to Stonegate Partners (and its principals and affiliates) as those were previously issued for services rendered, 230,000 shares issuable upon the exercise of warrants held by Andrew Krusen and JP Funding, nor the 375,000 shares owned by the Frank S Maggio Trust Under Agreement DTD, as those securities were acquired by such stockholders in transactions unrelated to the Laurus Private Placement.

Other Information

The Company has had no transactions with Laurus or Stonegate Securities prior to the Laurus Private Placement.

The Company has not received any information from the Selling Stockholders indicating that any selling stockholder has an existing short position in the Company’s common stock.

PLAN OF DISTRIBUTION

We are registering shares of common stock for resale, including common stock underlying certain warrants and convertible debt, on behalf of the Selling Securityholders. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•	in the over-the-counter market;

•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	by pledge to secure or in payment of debt and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	on any national exchange on which the shares are listed or any automatic quotation system through which shares are quoted;

•	through put and call transactions; or

•	through a combination of any of the above transactions.

The Selling Securityholders may sell their shares at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. The Selling Securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to the purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Negotiated transactions may include:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction.

We will not receive any proceeds from the sale of the shares of the selling security holders pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, and such expenses are estimated to be approximately $10,019.

The selling stockholders named in this prospectus must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock being offered by them. The selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with such sales. In particular, during such times as the selling stockholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable laws and may among other things:

1.	Not engage in any stabilization activities in connection with our common stock;

2.	Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus from time to time, as may be required by such broker or dealer, and

3.	Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities permitted under the Exchange Act.

Any commissions received by broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

The original issuance of the shares of our common stock included in this registration statement including the shares issuable upon conversion of the Convertible Note and the warrants were exempt from registration under the Securities Act pursuant to Section 4(2) and/or Regulation D thereof. We made this determination based on the representations of the holders which included, in pertinent part, that such holders were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act and that such holders were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each holder understood that the Convertible Debt, warrants and shares of our common stock underlying such debt or warrants may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

During such time as the Selling Securityholders may be engaged in a distribution of the securities we are registering by this registration statement, they are required to comply with the applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Regulation M. Regulation M may limit the timing of purchases and sales of our securities. These restrictions may affect the marketability of our common stock and the ability of any person to engage in market-making activities with respect to our common stock. The Selling Securityholders may, however, engage in short sales in accordance with Rule 104 of Regulation M. Short sales, if engaged in by the Selling Securityholders, may effect the market price of our common stock. Regulation M specifically prohibits short sales that are the result of fraudulent, manipulative or deceptive practices. Selling Securityholders are required to consult with their own legal counsel to ensure compliance with Regulation M.

LEGAL PROCEEDINGS

We are not currently involved in any legal or regulatory proceeding or arbitration, the outcome of which is expected to have a material adverse effect on our business.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table summarizes our current executive officers and directors:

Name	Age	Position
Paul Demirdjian	46	Chairman of the Board of Directors and Chief Executive Officer
Vince Fabrizzi	49	Senior Vice President, Chief Sales and Marketing Officer, Director
Dan Furlong	59	Chief Operations Officer, Director
Andrew J. Norstrud	33	Chief Financial Officer
Primrose Demirdjian	47	Director

Paul Demirdjian – Chief Executive Officer, Board Member

Mr. Demirdjian has over twenty years of experience in senior management, including executive positions of Senior Vice President of Operations, Chief Information Officer and Director for over ten years at Davel Communications, a publicly held telecom company operating private payphones, operator services, and long distance services. Mr. Demirdjian is in the process of applying for patents on a number of e-business methodologies and has written numerous articles published in Public Communications Magazine. Paul Demirdjian has served on the Board since the inception of Jagged Peak in 2000 and is married to Primrose Demirdjian, another member of the Board. Mr. Demirdjian attended the University of South Florida where he studied engineering Technology. He is a member of the Engineering Honor Society (Tau Alpha Pi).

Vince Fabrizzi – Chief Sales and Marketing Officer, Board Member

Prior to joining Jagged Peak, Mr. Fabrizzi was Chief Executive Officer and Co-Founder of Compass Marketing Services, a logistics services, warehouse management, and fulfillment services company. Previously, Mr. Fabrizzi co-founded Paradigm Communications in 1989 with Mr. Furlong, and together over the next eight years they built the company into one of the Southeast’s largest nationally recognized advertising agencies with over 160 employees, $60 million in revenues and an impressive list of Fortune 500 clients. Prior to co-founding Paradigm, Mr. Fabrizzi was a Vice President and Partner at FKQ Advertising. Vince Fabrizzi has served on the Board since the inception of Jagged Peak in 2000. Mr. Fabrizzi holds a B.S. in Mechanical Engineering from West Virginia University.

Dan Furlong – Chief Operating Officer, Board Member

Prior to joining Jagged Peak, Mr. Furlong was President and Co-Founder with Mr. Fabrizzi of both Compass Marketing Services and Paradigm Communications. Previously, Mr. Furlong was Vice President of Marketing for Dollar Rent-A-Car of Florida – the largest Dollar Rent-A-Car franchise in the country. During his tenure, business at the Florida division increased ten-fold. Mr. Furlong has served as an officer and a board member since the inception of Jagged Peak in 2000. Mr. Furlong graduated from the University of Wyoming with both undergraduate and graduate degrees in Accounting.

Andrew J. Norstrud – Chief Financial Officer

Mr. Norstrud joined Jagged Peak in October of 2005 from Segmentz, Inc., where he served as Chief Financial Officer, and played an instrumental role in the company achieving its strategic goals by pursuing and attaining growth initiatives, building an exceptional financial team, completing and integrating strategic acquisitions and implementing the structure required of public companies. Previously, Mr. Norstrud has worked for Grant Thornton LLP, Norco Accounting and Consulting, Aerosonic and PricewaterhouseCoopers LLP and has extensive experience with young, rapid growth public companies. Mr. Norstrud earned a Master of Accounting with a systems emphasis from the University of Florida and is a Florida licensed Certified Public Accountant.

Primrose Demirdjian – Board Member

Primrose Demirdjian is focused on expanding the international arm of Jagged Peak as well as serving as the Company’s Public Relations Director. She currently serves on the board of the Tampa Bay International Business Council and serves the Greater Tampa Chamber of Commerce’s Committee of One Hundred’s international committees. In addition, she serves the Children’s Cancer Research Group at St. Joseph’s Children’s Hospital and is a trustee for Academy at the Lakes, a K-12 independent school. Prior to her tenure as president and co-founder of IBIS (June 1996), an Internet-related company, Mrs. Demirdjian was employed by GTE Data Services, Inc. where she held various administrative and technical positions. Primrose Demirdjian is married to Paul Demirdjian, the CEO of the Company. Mrs. Demirdjian has served as a board member since the inception of Jagged Peak in 2000. Mrs. Demirdjian holds a Bachelor of Science in Management Information Systems from Nova Southeastern University of Florida.

TERM OF OFFICE

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the Board.

The officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of our directors. Directors who are also employees receive no compensation for serving on the Board. The Company’s non-employee directors receive options to purchase shares of common stock at the market price on the date they are granted, reimbursement of expenses incurred consequential to their service and may receive additional options at the discretion of the Board. Our Board of Directors may in the future determine to pay directors’ cash fees.

Our officers and directors have not filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five years.

COMMITTEES OF THE BOARD OF DIRECTORS

We do not presently have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board of Directors. As such, our entire Board of Directors acts as our audit committee.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors determined that Dan Furlong qualifies as an audit committee financial expert as defined under the regulations of the Securities and Exchange Commission. Dan Furlong is not an independent Board member.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

No director, nominee for director, or executive officer of the Company has appeared as a party in any legal proceeding material to an evaluation of his ability or integrity during the past five years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number and percentage of shares of our common stock owned as of September 19, 2007 by all persons (i) known to us who own more than 5% of the outstanding number of such shares, (ii) by all of our directors, and (iii) by our officers and directors as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

Name/Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Paul Demirdjian and Primrose Demirdjian (1)
13577 Feather Sound Drive, Suite 330
Clearwater, Florida 33762	5,455,084	29%
Dan Furlong (2)
13577 Feather Sound Drive, Suite 330
Clearwater, Florida 33762	3,310,077	18%
Vince Fabrizzi (3)
13577 Feather Sound Drive, Suite 330
Clearwater, Florida 33762	3,310,077	18%
Andrew J. Norstrud (4)
13577 Feather Sound Drive, Suite 330
Clearwater, Florida 33762	400,000	2%
Laurus Master Fund Ltd (5)
P.O. Box 309 GT Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands	1,910,289	10%*
Executive Officers and Directors (as a group of 5)	12,475,238	67%

(1)

Mr. Demirdjian is the Company’s Chairman, Chief Executive Officer and a Director. Mrs. Demirdjian is a Director of the Company. All shares are held jointly with Primrose Demirdjian and include 100,000 shares underlying common stock purchase options exercisable at $1.10 per share, 180,000 shares underlying common stock purchase warrants exercisable at $.77 per share, 25,000 shares underlying common stock purchase warrants exercisable at $2.00 per share and 250,000 shares underlying common stock purchase warrants exercisable at $0.55 per share.

(2)	Mr. Furlong is the Company’s Chief Operating Officer and a Director. Includes 443,529 shares underlying common stock purchase options exercisable between $.01 per share and $1.10 per share.

(3)	Mr. Fabrizzi is the Company’s Chief Sales and Marketing Officer and a Director. Includes 443,529 shares underlying common stock purchase options exercisable between $.01 per share and $1.10 per share.

(4)	Mr. Norstrud is the Company’s Chief Financial Officer and a Director. Includes 400,000 shares underlying common stock purchase options exercisable between $0.55 per share and $1.00 per share.

(5)

Laurus Master Fund Ltd is an unrelated party to the Company with an address of PO Box 309 GT, Ugland House, George Town South Church Street, Grand Cayman, Cayman islands; includes 3,722 shares of underlying common stock purchase warrants exercisable at $0.01, 677,757 common shares and a portion of the shares underlying $2,000,000 convertible Note as the Note contains a conversion limitation of 9.99% of the then outstanding common shares. The limitation can be waived by the Holder upon provision of no less than sixty-one (61) days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default.

*	Actual amount 9.99%

CHANGES IN CONTROL

There are no arrangements, which may result in a change in control of the Company.

DESCRIPTION OF SECURITIES

GENERAL

Our Company’s Articles of Incorporation provides for authority to issue 70,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of September 19, 2007, there were outstanding 14,627,594 shares of our common stock. No shares of our preferred stock were outstanding as of that date.

There are currently an aggregate of 4,469,898 potentially issuable shares under the terms of the Convertible Debt and outstanding warrants.

COMMON STOCK

Each outstanding share of our common stock is entitled to equal voting rights, consisting of one vote per share. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors (the “Board”), subject to the prior rights of the holders of all classes of stock outstanding. The Company records stock as issued when the consideration is received or the obligation is incurred. We have not paid cash dividends in the past and do not expect to pay any within the foreseeable future. In the event of liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, each outstanding share of our common stock is entitled to share equally in our assets, subject to any preferential liquidation rights of the holders of shares of Preferred Stock which may then be outstanding. Each outstanding share of our common stock is entitled to equal voting rights, consisting of one vote per share.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee. Shumaker, Loop & Kendrick, LLP, our independent legal counsel, has provided an opinion on the validity of our common stock. Shumaker, Loop & Kendrick, LLP has been our legal counsel since 2000.

The financial statements included in this prospectus and the registration statement have been audited by Pender, Newkirk & Company, CPAs, registered independent accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF SECURITIES ACT LIABILITIES

Our Articles of Incorporation and By-Laws provide our directors with protection for breaches of their fiduciary duties to the Company and our security holders. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

DESCRIPTION OF BUSINESS

OVERVIEW

Jagged Peak, Inc. (the “Company” or “Jagged Peak”) is an e-business software and services company headquartered in Clearwater, Florida, providing Demand and Supply Chain management, CRM execution and e-Fulfillment solutions and services. The Company’s flagship product, EDGE (E-Business Dynamic Global Engine), is a web-based software application that enables companies to control and coordinate multi-channel orders, catalogs, multi-warehouse inventories, and fulfillment across multiple customers, suppliers, employees, and partners in real-time. The Company’s clients are able to build and operate custom branded portals such as e-commerce, incentive and rebate programs, customer service, repair and reverse logistics and automate other business processes through the use of the EDGE application and its related tools.

Jagged Peak’s multi-channel, enterprise EDGE application provides a comprehensive, integrated platform for e-business management that supports a broad range of business and operational applications. Clients can use EDGE as an enterprise application or as an integrator and consolidator for multiple businesses, processes and applications. EDGE has built in tools to extend the application which enables clients to create complex and robust e-commerce, CRM related customer services and repair and reverse logistics solutions. The EDGE application permits users to manage order capturing, processing, tracking, fulfillment, settlement, creating and managing dynamic catalogs, customer relation management, marketing and reporting, all in real-time. The EDGE application is built to industry-standard best practices. The application has been integrated seamlessly with legacy and back-office management systems as well as industry leading ERP, WMS, TMS and CRM software systems. In addition to the traditional software license sales model, Jagged Peak offers its software with a flexible managed services transaction based pricing model. Jagged Peak also offers its clients third party fulfillment services that are typically bundled with its software and sold as a turnkey “web-to-ship” solution.

The EDGE platform has been deployed in multiple vertical markets such as consumer goods, financial services, distribution, travel and tourism and manufacturing.

There are a variety of risks associated with the Company’s ability to achieve strategic objectives, including the ability to increase market penetration, acquire and profitably manage additional businesses, current reliance on key customers, the risks inherent in expanding, and the intense competition in the industry. For a more detailed discussion of these risks, see the section of this Item 1 entitled “Risks Factors.”

INDUSTRY OVERVIEW

Forrester Research, which analyzes online trends and statistics, projects the online retail market for U.S. businesses to be $230 billion by 2008. This represents approximately 10 percent of the anticipated total U.S. retail sales. Internet is also driving profitability, according to research from IPSOS. The IPSOS survey discovered that, far from being an extra “expense,” Internet operations boosted businesses’ bottom lines. 48 percent felt the Internet helped to expand their geographic reach in the United States and 73 percent saved money by decreasing administrative costs.

According to most market indicators e-commerce sales continue to grow at a rapid pace. Many industry analysts predict strong e-commerce growth rates to continue in the U.S., with even higher expected growth rates in European and Asia-Pacific markets. There are a number of growth factors to be considered: (i) adoption of the Internet as a means of commerce; (ii) increase in users with high speed internet connection, which enables providers to create more interactive and customer specific web portals; (iii) Internet users like the convenience of buying products online and the ability to have that product delivered to their destination of choice; (iv) enhancements to online store functionality, enabling not only the user additional purchase options, it also enables sellers ability to quickly take advantage of market fluctuations through immediate price changes and adjustments to sales promotions; (v) sellers are able to better track customer buying habits and Internet activity, which enables them to focus marketing efforts and costs on the ideal customer group; and (vi) businesses are placing increased emphasis on their online business.

Despite the fact that large companies have become more reliant on sophisticated software applications to run their businesses, many enterprises have been dissatisfied with the return on their investments. Deploying new business applications and keeping them up and running has taken them more time, effort and money than anticipated. Most companies today have a variety of order management systems, which are segregated based on different channels, verticals, and/or lines of business. Each system typically has different workflows and order cycles to accomplish the requirements of the business. This leads to a lack of visibility into customer interactions across the enterprise, and an inability to optimize orders across multiple order systems. For most companies, managing order-to-delivery is largely a manual process that requires numerous staff to pull information from multiple systems and coordinate order fulfillment with suppliers and logistics providers using phone, fax, e-mail, and Electronic Data Interchange (EDI) messages. These manual systems are expensive to manage, error-prone, not scalable, and typically break down under the real-time demands and compressed business cycles of today’s environment.

COMPETITIVE ADVANTAGES

The Company provides a suite of services to help businesses worldwide grow their revenues and avoid the costs and risks associated with running a global technology operation in-house. The Company provides vertically integrated e-business solutions that include e-commerce, order management, CRM, digital and physical product fulfillment, email marketing, business process automation and strategic marketing services. At the core of these services is the Company’s proprietary software EDGE. The EDGE application provides a complete multi-channel, multi distribution center, multi-enterprise, highly functional software solution that can be deployed in minimal time, requires a lower upfront purchase cost or activation fee, and is easy to use and maintain. As a result, Jagged Peak believes it is able to deliver a complete enterprise commerce management software solution faster and at a lower cost than the competition. Jagged Peak offers its clients an end-to-end web based order management software solution that has a compelling return-on-investment proposition that is the result of an attractive and flexible transaction-based pricing model coupled with reduced implementation requirements. The Company believes its EDGE application maintains additional advantages relative to the competition such as complete web-native architecture, platform or vendor independence, highly scalable solution, role-based hierarchical security, real-time order visibility and ease of use. We believe that we are uniquely positioned to assist our clients accelerate and manage their growth.

GROWTH STRATEGY

The Company’s growth strategy includes:

•

Increasing Market Share - Jagged Peak believes that it can leverage its success with existing clients to obtain new clients. The Company has a proven ability to add new client relationships by utilizing its scalable business model to increase its client’s base while maintaining its ability to provide a high quality software product.

In addition, the Company believes that current clients will begin to increase their spending on technology solutions in an effort to update legacy order capture and order management applications that are no longer efficient and will ultimately become obsolete. Jagged Peak expects that its growing number of new client relationships, combined with its proven ability to expand its revenue base with existing clients, will enable the Company to capture a greater portion of its clients’ global outsourced e-commerce related expenditures.

Jagged Peak believes that significant opportunities exist to leverage its current client base to increase its penetration in attractive end markets such as consumer retail, financial services & insurance, healthcare & pharmaceutical, travel & tourism, general manufacturing, and government.

•

Developing Brand Recognition - The Company must continue to incur expenses to develop the brand of “Jagged Peak” and “EDGE”. The Company intends to leverage the Company’s broader set of capabilities with the goal of capturing business opportunities, which would not normally be available to smaller companies.

•

Expanding EDGE Application Offerings - Jagged Peak has a proven ability to identify and develop new applications for its EDGE product offering to meet the needs of the marketplace. The Company plans to continue to diversify its EDGE software platform by adding capabilities such as demand forecasting, marketing data mining, analytical tools and communications, as well as multi-vendor selection and permissions for purchasing and procurement.

•

Expanding the Sales Force and Investment in Marketing - Jagged Peak has achieved an impressive customer base without the efforts of a dedicated sales force and little investment in marketing. Client referrals and prior client relationships have fueled the growth of the Company to date. Management believes, however, in order to fully capitalize on the market opportunity, a direct sales force and marketing organization needs to be established and complimented with focused channel partners. The Company intends to recruit direct salespeople with enterprise software sales experience and long-standing relationships in various targeted vertical markets. The Company believes that it could significantly enhance its business development efforts by increasing the number of sales people and leveraging the resources of a “mature” sales and marketing organization.

•

Future Software Product Development - The EDGE application was first released in January of 2000 and has been under continual development. Significant functionality has been added over the years and the current product is highly functional and robust, yet easy to use and rapidly deployed. Features have been added based on real world demand from clients. The Company plans to continuously invest in and enhance the EDGE product.

OPERATIONS AND SERVICES

Software Product and Technology

Jagged Peak’s proprietary EDGE application is a highly scalable e-business platform that empowers companies to effectively conduct business and communicate with their customers, vendors, suppliers, employees and distribution partners. The EDGE application is a web-based, end-to-end transaction processing and information management system that enables companies to achieve complete automation and total integration of their demand management, e-business and related processes. EDGE is comprised of integrated modules that work together seamlessly in real-time.

Fulfillment Services

Jagged Peak leads its sales and marketing of new business development efforts with its EDGE application. It also offers customers a complete turnkey solution, if desired, which can include both physical and digital fulfillment services. EDGE is used for our fulfillment, which includes reporting, order fulfillment, return authorizations, back order processing, and full transaction auditing capabilities.

Hosting and Managed Services (ASP)

Jagged Peak’s hosting and managed services (ASP) transaction pricing model provides a strong recurring revenue stream for the Company as it builds its customer base. Managed services contracts are typically three years in length with minimum transaction volumes guaranteed. The managed services model provides a lower initial cost, a turnkey outsourced solution with a very rapid path to deployment, which requires less of our clients internal resources.

INFORMATION SYSTEMS

A key component of the Jagged Peak growth strategy is the significant capital, planning and corporate intelligence that is deployed towards technology as we deliver our solution primarily through the EDGE application. To remain competitive, we must continue to enhance and improve the responsiveness, features and functionality of the EDGE application and the underlying network infrastructure. We are continuously working to improve our infrastructure, core applications and software products.

EDGE is a highly available, scalable platform that is designed to handle an unlimited number of stores and products. An EDGE cluster consists of a configurable number of redundant web servers configured to J2EE standards that serves data from a cluster of Microsoft SQL or similar database servers. Part of our standard architecture includes the use of a sophisticated database configured and designed to maintain flexibility and speed. Due to the programming architecture and network design of the EDGE platform, it can seamlessly be extended with additional modules and components. The EDGE administrative system allows instantaneous system wide changes to be implemented and administrated by the end user to support rapid response to industry changes, including business logic changes, payment processing changes, warehouse and logistics concerns, requirements for taxes, and pricing rules. EDGE allows the end user to create dynamic, time sensitive business rules to control what items are available to specific users, based upon a highly configurable set of data. EDGE also supports real time based transactions in all instances as opposed to a batching process, enabling our clients inventory and orders to have real-time accuracy and in synch with external systems.

Our environment architecture consists of multiple layers to ensure smooth operation with minimal interruption. By co-locating our mission critical systems we enable ourselves to separate our web accessible systems from those that support our internal functions. Each network is protected using industry standard encryption, authentication, firewalls, and anti-virus software. With dependant clients spanning the entire globe, state of the art monitoring is used to provide alerting, logging, and the timely notifications needed to support a twenty-four hour, three hundred and sixty-five day operation. Whenever possible we continue to improve and implement the latest in best-practices to ensure that our system infrastructure remains current and up-to-date, allowing us to keep sensitive information safe and our systems secure while meeting the changing demands of our clients and an always evolving industry.

In executing this strategy, the Company has and will continue to invest significant management and financial resources to deliver these technologies. The Company believes these technologies will provide financial and competitive advantages in the years ahead and will increase our sustainable competitive advantages in the marketplace.

CUSTOMERS, SALES AND MARKETING

Jagged Peak’s EDGE application addresses the large market opportunity for e-commerce software applications that can integrate across Supply Chain Management (SCM) and Customer Relationship Management (CRM) systems. Since 2000, the generally accepted definition of SCM has expanded to include all applications relating to demand management, e-commerce, and order execution. Many companies today are trying to cost effectively and rapidly web enable their legacy order managements systems. Larger corporations have many departments, divisions, or subsidiary companies that are seeking to optimally manage their demand chain. In general, companies are attempting to enhance communications and create more efficient business processes and visibility within an enterprise and across customers, vendors, suppliers or other external relationships. EDGE facilitates the integration of multiple applications across the Web, while providing companies a way to effectively manage transactions of every nature with multiple parties. The market for SCM software is expected to be more than $3 billion in the next few years. Factors contributing to the historical and projected growth in the SCM software market include: increased emphasis on the customer – and supplier-centric approach to managing revenues and expenses, increasing profits, and expanding overall competitive positioning. In addition, current economic conditions have increased companies’ requirements for short-term Return-On-Investment (ROI) and proof of value.

A significant portion of the Company’s revenue comes from a few customers. See management discussion and analysis “Concentration of Risk.”

SEASONALITY

Historically, the Company’s revenues and profitability have been subject to moderate quarterly seasonal trends. The first quarter has traditionally been the weakest and the fourth quarter has traditionally been the strongest. Typically, this pattern has been the result of factors such as, national holidays, customer demand and economic conditions. Additionally, significant portions of the Company’s revenues are from clients whose business levels are impacted by seasonality and the economy.

PERSONNEL

At December 29, 2006, the Company had approximately 74 full time employees working for Jagged Peak. At this time, none of the Company’s employees are covered by a collective bargaining agreement. The Company recognizes the employees as one of its most valuable asset and provides above industry average compensation and benefits. The recruitment, training and retention of qualified employees are essential to support continued growth and to meet the service requirements of our clients.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

Jagged Peak, Inc. (the “Company” or “Jagged Peak”) is an e-business software and services company headquartered in Clearwater, Florida, providing Demand and Supply Chain Management, CRM execution and e-Fulfillment solutions and services. The Company’s flagship product, EDGE (E-Business Dynamic Global Engine), is a web-based software application that enables companies to control and coordinate multi-channel orders, catalogs, multi-warehouse inventories, and fulfillment across multiple customers, suppliers, employees, and partners in real-time. The Company’s clients are able to build and operate custom branded portals such as e-commerce, incentive and rebate programs, customer service, repair and reverse logistics and automate other business processes through the use of the EDGE application and its related tools.

Effective January 1, 2003, the Company elected to change its fiscal year end to correspond to accounting periods based on a 52/53 week reporting year. Therefore, the periods ended December 29, 2006 and December 30, 2005 consisted of 52 weeks.

On July 8, 2005, Absolute Glass Protection, Inc. (“Absolute”) completed the acquisition of Jagged Peak, Inc., a Florida corporation (“Jagged Peak”), through a reverse triangular merger in which Jagged Peak merged with Absolute Glass Protection Acquisition Corporation, a Nevada corporation (“Absolute Sub”) that was a wholly owned subsidiary of Absolute with no assets or liabilities formed solely for the purpose of facilitating the merger (the “Merger”). This transaction is accounted for as a reverse merger, with Jagged Peak treated as the accounting acquirer for financial statement purposes. This transaction closed effective July 8, 2005. Subsequently, Absolute changed its corporate name to “Jagged Peak, Inc.”

CRITICAL ACCOUNTING POLICIES

Use of Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews its estimates, including but not limited to, capitalization of software, work in process, recoverability of long-lived assets, recoverability of prepaid expenses, valuation on deferred tax assets and allowance for doubtful accounts, on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed and adjustments are made, as information is available. Management believes that these estimates are reasonable and have been discussed with the board of directors; however, actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenues in accordance with Statement of Position (SOP) 97-2, (Software Revenue Recognition) as amended by SOP 98-9 (Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions). Revenue from software license agreements is recognized when an agreement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectibility is probable. In software arrangements that include more than one element, the Company allocates the total arrangement fee among the elements based on the relative fair value of each of the elements. Maintenance and support agreement revenues are amortized over the contract period, which is usually one year.

Additional technology revenues are derived from software development services, managed services, transaction fees, and consulting and customized technology assignments. Revenue from technology service arrangements and software development services is recognized as services are provided or on the percentage of completion method for those arrangements with specified milestones. The percentage of completion is based on labor hours incurred to total labor hours expected to be incurred.

Revenue is also derived from fulfillment service arrangements. Services included under fulfillment arrangements include account services, shipping and handling, order processing, packaging, storage and reporting. These services are based on established monthly charges as well as handling fees based on volume. Work in process represents unbilled costs and services. Shipping and handling costs are classified as cost of sales.

Concentration of Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents and accounts receivables.

The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand, and, therefore, bear minimal risk.

Sales to a single customer amounted to approximately $5,681,000 or approximately 50% of total revenues and sales to two customers amounted to approximately $5,043,000 or approximately 52% of total revenues during the 52-week periods ended December 29, 2006 and December 30, 2005, respectively. Accounts receivable from the one customer at December 29, 2006 was approximately $476,400 or approximately 40% and from the two customers at December 30, 2005, accounts receivable amounted to approximately $312,000 or approximately 29% of the balance. The risk of this is mitigated as the deferred revenue and customer deposits from the single customer at December 29, 2006 was approximately $250,000 and from the two customers at December 30, 2005 the deferred revenue and customer deposits amounted to approximately $391,000.

The Company extends credit to its various customers based on evaluation of the customer’s financial condition and ability to pay the Company in accordance with the payment terms. The Company provides for estimated losses on accounts receivable considering a number of factors, including the overall aging of accounts receivables, customer’s payment history and the customer’s current ability to pay its obligation. Based on managements’ review of accounts receivable and other receivables, an allowance for doubtful accounts of approximately $105,000 and $45,000 is considered necessary as of December 29, 2006 and December 30, 2005, respectively. The Company charges uncollectible accounts against the allowance account once the invoices are deemed unlikely to be collectible. Although management believes that accounts receivable are recorded at their net realizable value, a 10% decline in historical collection rate would increase the current bad debt expense for the period ended December 29, 2006 by approximately $18,000. We do not accrue interest on past due receivables.

Contingent Liabilities

In the normal course of business the Company is party to legal actions, which are not material to operations pursuant to Item 301 of Regulation S-B.

RESULTS OF OPERATIONS

For the 52-week period ended December 29, 2006 compared to the 52-week period ended December 30, 2005.

Net revenues increased approximately $1,780,300, or 18%, to approximately $11,462,300 for the 52-week period ended December 29, 2006, as compared to approximately $9,682,000 for the 52-week period ended December 30, 2005. The increases in revenue primarily related to (i) the continued expansion of services to existing customers, (ii) customer growth, and (iii) the new customers resulting from marketing efforts.

Costs of sales, which consist primarily of labor, software amortization, technology, facilities, postage, freight, and packing supplies increased by approximately $1,295,300, or 17%, to approximately $8,862,400 for the 52-week period ended December 29, 2006, as compared to approximately $7,567,100 for the 52-week period ended December 30, 2005. As a percentage of revenues cost of sales amounted to approximately 77% of related revenues for the 52-week period ended December 29, 2006, as compared with approximately 78% for the 52-week period ended December 30, 2005. Increased costs of service and decreases as a percentage of revenue resulted primarily from (i) increased revenue, (ii) management efforts to reduce costs, and (iii) costs related to increased shipping revenue. Management intends to continue its strategic plan to change the Company’s infrastructure, production and technology to enable the Company to increase productivity without significant additional resources and allow the Company to better capitalize on economies of scale as revenues increase.

General and administrative expense increased by approximately $1,270,500 or 44% to approximately $4,184,000 for the 52-week period ended December 29, 2006 as compared to approximately $2,913,500 for the 52-week period ended December 30, 2005. The increase was primarily related to (i) $303,400 related to the termination of a management agreement, (ii) $484,300 related to the termination of capital raising efforts, (iii) $414,500 related to stock based employee compensation, (iv) increased executive management and sales force, (v) $74,000 related to the early extinguishment of debt, (vi) increased overhead expenses related to the sales and marketing plan, and (vii) increases in expenses directly related to being a public entity. The elimination of reverse acquisition expenses and other unnecessary expenses of approximately $400,000 offset these increases. Management will continue to implement strategies to maintain low general and administrative expenses while building a scaleable infrastructure. Management does expect expenses related to its sales force to grow significantly in 2007 as the Company accelerates its growth initiatives.

The Company realized a loss from continuing operations before provisions for income taxes of approximately $1,851,100 for the 52-week period ended December 29, 2006, compared with the loss from continuing operations before provisions for income taxes of approximately $1,029,900 for the 52-week period ended December 30, 2005.

The income tax benefit was approximately $472,000 for the 52-week period ended December 29, 2006 compared to an income tax benefit of approximately $300,000 for the 52-week period ended December 30, 2005. Differences between the effective tax rate used for 2006 and 2005, as compared to the U.S. Federal and State statutory rate, are primarily due to permanent differences. As of December 29, 2006, the Company had federal and state net operating loss carry-forwards totaling approximately $3,300,000, which begin to expire in 2024. Management believes that there will be sufficient future earnings to support the more than likely realization of deferred tax assets in excess of existing taxable temporary differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near-term if estimates of future taxable income are reduced.

Basic loss per share from continuing operations for the 52-week period ended December 29, 2006 was $.10 per weighted average share, compared with basic loss of $.06 per weighted average share for the 52-week period ended December 30, 2005.

For the 13-week period ended June 29, 2007 compared to the 13-week period ended June 30, 2006

Net revenues increased approximately $298,400, or 10%, to approximately $3,187,200 for the 13-week period ended June 29, 2007, as compared to approximately $2,888,800 for the 13-week period ended June 30, 2006. The increases in revenue primarily related to (i) continued growth in order / transaction volume, (ii) the continued expansion of services to existing customers and (iii) new customers resulting from marketing efforts.

Costs of sales, which consist primarily of labor, software amortization, technology, facilities, postage, freight, and packing supplies increased by approximately $265,300, or 12%, to approximately $2,433,500 for the 13-week period ended June 29, 2007, as compared to approximately $2,168,200 for the 13-week period ended June 30, 2006. As a percentage of revenues cost of sales amounted to approximately 76% of related revenues for the 13-week period ended June 29, 2007, as compared with approximately 75% for the 13-week period ended June 30, 2006. Increase in costs of service and the increase as a percentage of revenue resulted primarily from (i) increased order / transaction volume, (ii) increase of technology staff to accommodate new contracts (iii) increased lower margined revenue and (iv) costs related to significant increased shipping revenue. Executive management continues to change the infrastructure and production methods, and to develop technology enhancements to enable the Company to continue to increase productivity without significant additional resources and to allow the Company to better capitalize on economies of scale as revenues increase. Management expects the percentage of cost of sales to revenue to decrease as sales increases and we are able to capitalize on the additional capacity.

General and administrative expense increased by approximately $140,200 or 20% to approximately $840,100 for the 13-week period ended June 29, 2007 as compared to approximately $699,900 for the 13-week period ended June 30, 2006. The increase was primarily related to (i) increased personnel and other overhead expenses related to the sales and marketing plan, (ii) increases in infrastructure cost to support the current and expected growth, and (iii) employee benefits and bonus accruals. Management continues to “re-deploy” administrative resources to focus on sales and marketing activities to enable the Company to grow without significant increases in general and administrative expenses. Management has budgeted for significant increases in general and administrative expenses for the remainder of 2007 as the Company builds the sales organization.

The Company realized a loss from continuing operations before provisions for income taxes of approximately $222,900 for the 13-week period ended June 29, 2007, compared with the loss from continuing operations before provisions for income taxes of approximately $52,900 for the 13-week period ended June 30, 2006.

The income tax benefit was approximately $76,700 for the 13-week period ended June 29, 2007 compared to an income tax benefit of approximately $16,000 for the 13-week period ended June 30, 2006. Differences between the effective tax rate used for 2007 and 2006, as compared to the U.S. federal statutory rate, are primarily due to permanent differences. As of June 29, 2007 the Company had federal and state net operating loss carry-forwards totaling approximately $2,900,000, which begin to expire in 2021. If the Company does not begin to show taxable profits by the fourth quarter, management will review the valuation on the net operating loss carry forward to determine if an additional reserve is required.

Basic loss per share from continuing operations for the 13-week period ended June 29, 2007 was $0.01 per weighted average share, compared with basic loss of $0.00 per weighted average share for the 13-week period ended June 30, 2006.

For the 26-week period ended June 29, 2007 compared to the 26-week period ended June 30, 2006

Net revenues increased approximately $597,600, or 10%, to approximately $6,455,200 for the 26-week period ended June 29, 2007, as compared to approximately $5,857,600 for the 26-week period ended June 30, 2006. The increases in revenue primarily related to (i) significant increase in order / transaction volume, and (ii) the continued expansion of services to existing customers.

Costs of sales, which consist primarily of labor, software amortization, technology, facilities, postage, freight, and packing supplies increased by approximately $614,900, or 14%, to approximately $5,016,500 for the 26-week period ended June 29, 2007, as compared to approximately $4,401,600 for the 26-week period ended June 30, 2006. As a percentage of revenues cost of sales amounted to approximately 78% of related revenues for the 26-week period ended June 29, 2007, as compared with approximately 75% for the 26-week period ended June 30, 2006. Increase in costs of service and the increase as a percentage of revenue resulted primarily from (i) increased order / transaction volume, (ii) increase of technology staff to accommodate new contracts (iii) increased lower margined revenue and (iv) costs related to significant increased shipping revenue. Executive management continues to change the infrastructure and production methods, and to develop technology enhancements to enable the Company to continue to increase productivity without significant additional resources and to allow the Company to better capitalize on economies of scale as revenues increase. Management expects the percentage of cost of sales to revenue to decrease as sales increases and we are able to capitalize on the additional capacity.

General and administrative expense increased by approximately $172,400 or 12% to approximately $1,627,600 for the 26-week period ended June 29, 2007 as compared to approximately $1,455,200 for the 26-week period ended June 30, 2006. The increase was primarily related to (i) increased personnel and other overhead expenses related to the sales and marketing plan, (ii) increases in infrastructure cost to support the current and expected growth, and (iii) employee benefits and bonus accruals. Management continues to “re-deploy” administrative resources to focus on sales and marketing activities to enable the Company to grow without significant increases in general and administrative expenses. Management has budgeted for significant increases in general and administrative expenses for the remainder of 2007 as the Company builds the sales organization.

The Company realized a loss from continuing operations before provisions for income taxes of approximately $454,800 for the 26-week period ended June 29, 2007, compared with the loss from continuing operations before provisions for income taxes of approximately $112,700 for the 26-week period ended June 30, 2006.

The income tax benefit was approximately $152,600 for the 26-week period ended June 29, 2007 compared to an income tax benefit of approximately $34,500 for the 26-week period ended June 30, 2006. Differences between the effective tax rate used for 2007 and 2006, as compared to the U.S. federal statutory rate, are primarily due to permanent differences. As of June 29, 2007 the Company had federal and state net operating loss carry-forwards totaling approximately $2,900,000, which begin to expire in 2021. If the Company does not begin to show taxable profits by the fourth quarter, management will review the valuation allowance on the net operating loss carry forward to determine if an additional reserve is required.

Basic loss per share from continuing operations for the 26-week period ended June 29, 2007 was $0.02 per weighted average share, compared with basic loss of $0.01 per weighted average share for the 26-week period ended June 30, 2006.

Liquidity and Capital Resources

As of December 29, 2006, the Company has approximately $599,800 of positive working capital compared to approximately $851,000 of negative working capital at December 30, 2005. As of December 29, 2006, the Company has cash and cash equivalents of approximately $947,200 compared with approximately $20,500 of cash and cash equivalents at December 30, 2005. The significant increase in working capital is primarily the result of the Company’s capital raising efforts in 2006, the refinancing of the Company’s debt and the improved cash flow from operations.

During the 52-week period ended December 29, 2006 cash increased by approximately $926,700. During the 52-week period ended December 29, 2006 there were significant losses from operations, which included non-cash expenses of (i) $303,400 related to the termination of a management agreement, (ii) $468,300 related to the termination of capital raising efforts, (iii) $414,500 related to stock based employee compensation, and (iv) $74,000 related to the early extinguishment of debt, in addition to the changes in assets and liabilities. Financing activities provided approximately $1,004,500 of cash through the sale of stock and through the Company’s new debt facility. Management expects to have limited cash flow from operations in the short term, while the Company continues to experience rapid internal growth, progresses with the Company’s marketing campaigns and establishes the necessary infrastructure to support the Company’s future plans. During the course of the year management expects the Company to have positive cash flow from operations as the product becomes more mature in the market and the Company is able to capitalize on its technology investments.

As of June 29, 2007 the Company has approximately $188,200 of working capital and has cash and cash equivalents of approximately $459,800, compared with approximately $947,200 of cash and cash equivalents at December 29, 2006.

During the 26-week period ended June 29, 2007 cash has decreased by approximately $487,400. During the 26-week period ended June 29, 2007 the change was primarily effected by (i) losses from operations, (ii) the acquisition of property and equipment, approximately $81,800; (iii) the increase in the accounts receivable and work in process, approximately $375,300; (iv) the decrease in accrued expenses, approximately $89,900; (v) non-cash expenses, including but not limited to depreciation and amortization and amortization of warrants related to long term debt, approximately $369,700, (vi) increases in deferred revenue and customer deposits, approximately $208,300, and (vii) other changes in assets and liabilities. Management expects to have negative cash flow from operations, while the Company continues to experience rapid internal growth, progresses with the Company’s marketing campaigns and establishes the necessary infrastructure to support the Company’s future plans. Management expects this trend to slow and become positive cash flow from operations as the product becomes more mature in the market and the Company is able to capitalize on its technology investments. Management has approximately $900,000 available on line of credit at June 29, 2007 for any short term cash needs.

The Company has ceased all new capital raising efforts. The Company raised approximately $320,000 in 2006 as follows:

In January of 2006, the Company issued 125,000 common stock shares, $0.001 par value per share, under Regulation D promulgated under the Securities Act of 1933, as amended. The purchase price of the stock was $125,000 or $1.00 per share.

In February of 2006, the Company purchased 394,462 shares from a certain investor for $100,000 and an option to purchase 20,000 Jagged Peak common shares at $2.00 per share. The purchase price of the stock was $0.25 per share. The stock was purchased for another investor where Jagged Peak issued 394,000 common stock shares, $0.001 par value per share, under Regulation D promulgated under the Securities Act of 1933, as amended. The purchaser was an “accredited investor” as such term is defined under such Regulation D. The purchase price of the stock is $110,000 or $0.28 per share. In addition, the Company issued 100,000 common stock shares, $0.001 par value per share, under Regulation D promulgated under the Securities Act of 1933, as amended. The purchaser was an “accredited investor” as such term is defined under such Regulation D. The purchase price of the stock is $100,000 or $1.00 per share. Approximately $26,000 was paid in fees related to these transactions. The net cash received from the above transaction was $84,000.

In April of 2006, the Company issued 125,000 common stock shares, $0.001 par value per share, under Regulation D promulgated under the Securities Act of 1933, as amended. The purchase price of the stock was $125,000 or $1.00 per share and used for working capital.

All of the capital raised has been used as working capital.

In December 2006, the Company entered into a Security and Purchase Agreement with Laurus Master Fund, Ltd., a Cayman Islands company (“Laurus” and the “Closing”), whereby we agreed to a Secured Convertible Term Note (the “Note” or “Convertible Note”) in the principal amount of two million dollars ($2,000,000), which is convertible into an aggregate of 2,000,000 shares of the Company’s Common Stock at a conversion price of $1.00 per share. The interest rate of the Convertible Note is two percent (2%) above prime with a floor of ten percent (10%) and is paid on a monthly basis. Monthly principal payments of $45,000 per month will begin in December of 2007 with a final balloon payment of $920,000 due in December of 2009. The proceeds from the Convertible Note were used to extinguish all remaining loans of the Company and provide the necessary working capital to accelerate the Company’s growth initiatives. The Note is personally guaranteed by one of the stockholders.

Laurus also provides the Company a Secured Revolving Note (the “Revolving Note”) in the amount of one million dollars ($1,000,000). The loan is secured by the Company’s account receivables and is advanced at a rate of 90% of eligible receivables. The interest rate of the Revolving Note is two percent (2%) above prime with a floor of ten percent (10%) and is paid on a monthly basis. The term of the Revolving Note is three years and terminates in December 2009. There was no outstanding balance as of December 29, 2006 and the full $1,000,000 was available for advancement.

To ensure that the Company has adequate near-term liquidity, the officers of the Company have loaned the Company short-term capital. In most cases the loans are for less than 30 days and no interest is expensed or paid to the officers. During the course of the year there was less than $200,000 of total transactions and at December 29, 2006 there were no amounts owed to officers of the Company.

Management does not expect the Company to require additional cash flow resources to fund operations during the next twelve (12) months.

The Company has analyzed the cash flow requirements of the Note and it currently intends, and it has a reasonable basis to believe that it will have the financial ability, to make all payments on the Note when they are due.

The Company has embarked on marketing activities, upgrades to technology and increasing infrastructure that it believes will enhance cash flows and business opportunities in the future. In addition, the Company uses its warehouse to provide a portion of its e-fulfillment services. When the Company outgrows the capabilities of this warehouse facility, the Company may elect to outsource these additional fulfillment service arrangements to other warehouse services providers, or elect to add additional warehouse space. If the Company elected to add additional warehouse space, we may need to obtain additional financing. There is no assurance that we will be able to obtain financing on terms favorable to the Company or successfully implement infrastructure growth strategies.

Our strategy is to continue to expand primarily through internal development, which will depend on a number of factors that are beyond our control. There can be no assurance that we will be successful in implementing our growth strategy or successful obtaining adequate financing on favorable terms for these strategies.

From time to time the Company may become a defendant in legal proceedings in the normal course of business. Since the Company has not established a reserve in connection with such claims or any general reserve for legal expenses or claims, any such liability, if at all, would be recorded as an expense in the period incurred or estimated. This amount, even if not material to the Company’s overall financial condition, could adversely affect the Company’s results of operations in the period recorded.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes.” FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this Interpretation will have a material impact on their financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

In December 2006, the FASB issued the FASB Staff Position (FSP) No. EITF 00-19-2, (“FSP EITF 00-19-2”), Accounting for Registration Payment Arrangements. This FSP addresses an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in this FSP amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles (GAAP) without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP shall be effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of this FSP, or for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company has adopted FSP EITF 00-19-2 for the year ended December 29, 2006.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides a one-time cumulative effect transition adjustment. SAB No. 108 is effective for our 2006 annual financial statements. The adoption of SAB No. 108 did not have a material impact on the consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

DESCRIPTION OF PROPERTY

The Company’s executive offices are located in 10,000 square feet of leased office space located at 13577 Feather Sound Drive, Suite 330, Clearwater, Florida 33762. Monthly rent expense is approximately $10,000 per month under a lease that expires April 2008. In addition, the Company leases approximately 90,000 square feet of warehouse space at 118 18th Street South, St. Petersburg, Florida. The monthly rent expense is approximately $30,000 per month under a lease that expires May 2011.

The following is an annual schedule of approximate future minimum rental payments required under operating facilities leases that have an initial or remaining non-cancelable lease term in excess of 1 year as of December 29, 2006:

Year Ending	Minimum Rental Payments
2007	$462,000
2008	$389,000
2009	$357,000
2010	$364,000
2011	$122,000

Total	$1,694,000

The Company believes the facilities are in reasonable condition, the correct size, adequately insured and adequately provide for the Company’s immediate and foreseeable needs.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

To ensure that the Company has adequate near-term liquidity, the officers of the Company have loaned the Company short-term capital. In most cases the loans are for less than 30 days and no interest is expensed or paid to the officers. During the course of the year there was less than $200,000 of total transactions and at December 29, 2006 there were no amounts owed to officers of the Company.

The Company contracted with Norco Accounting and Consulting Inc. (“Norco”) to provide accounting and consulting services. The Company spent approximately $9,600 and $11,400 for the 52-week period ended December 29, 2006 and December 30, 2005, respectively. Norco is 50% owned by Andrew J. Norstrud, who joined the Company in October of 2005, as the Company’s Chief Financial Officer. The Company no longer uses Norco for consulting, however does occasionally use Norco for temporary accounting staffing needs under the contract signed prior to Andrew J. Norstrud joining the Company.

The above related party transactions are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s common stock is traded on the OTC under the symbol “JGPK.” The table below sets forth the high and low bid prices for the Company’s common stock for the quarters within 2005 and 2007 since the Jagged Peak Inc. and Absolute Glass Merger in July of 2005 as reported by NASDAQ. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Period			High	Low
July 15, 2005	-	September 30, 2005	$1.70	$1.10
October 1, 2005	-	December 30, 2005	$2.50	$1.40
December 31, 2005	-	March 31, 2006	$2.70	$1.60
April 1, 2006	-	June 30, 2006	$2.40	$1.08
July 1, 2006	-	September 29, 2006	$1.50	$0.52
September 30, 2006	-	December 29, 2006	$1.06	$0.30
December 30, 2006	-	March 30, 2007	$0.65	$0.16
March 31, 2007	-	June 29, 2007	$0.40	$0.17

On July 27, 2007, the last reported sale price for the common stock on the OTCBB was $0.40 per share. The Company has approximately 80 investors of record. The Company has never paid cash dividends on the Company’s common stock. The Company intends to keep future earnings, if any, to finance the expansion of the Company’s business, and the Company does not anticipate that any cash dividends will be paid in the near future. The Company’s future payment of dividends will depend on the Company’s earnings, capital requirements, expansion plans, financial condition and other relevant factors.

EXECUTIVE COMPENSATION

General

The Compensation Committee of the Board of Directors is currently composed of all four directors and is not independent.

The Company is engaged in highly competitive businesses and competes nationally for personnel at the executive and technical staff level. Outstanding candidates are aggressively recruited, often at premium salaries. Highly qualified employees are essential to our success. The Company’s objective is to provide a competitive compensation and work environment that helps attract, retain, and motivate the highly skilled people the Company requires. The Company strongly believes that a considerable portion of the compensation for the Chief Executive Officer and other top executives must be tied to the achievement of business objectives and overall financial performance, both current and long-term.

The Company’s compensation program is based on the philosophy that the total cash compensation should vary with the performance of both the individual and the Company and any long-term incentive should be closely aligned with the interest of the stockholders. There are two cash components of the executives’ salary, which include a base salary and a bonus structure that compensates the executive for both their individual performance and the overall Company performance.

Long-term incentives are generally realized through the granting of stock options to executives and key employees. We have also granted certain non-qualified options to our executive officers. The Company implemented an employee stock ownership plan in 2007 for the benefit of its employees. At this time, the Company has no other long-term incentive plans for our officers and employees.

Stock Options

Stock options are granted to aid in the retention of executive and key employees and to align the interests of executive and key employees with those of the stockholders. The level of stock options granted (i.e., the number of shares subject to each stock option grant) is based on the employee’s ability to impact future corporate results. An employee’s ability to impact future corporate results depends on the level and amount of job responsibility of the individual. Therefore, the level of stock options granted is proportional to the Company’s evaluation of each employee’s job responsibility. Stock options are granted at a price not less than the fair market value on the date granted, within an approved plan and some times outside of a stockholder approved plan.

The Company’s 2005 Stock Incentive Plan (“the Plan”) authorizes the Board of Directors the authority to grant up to 2,000,000 options to key employees, officers, directors, and consultants. The aggregate fair market value of grants to one individual shall not exceed $100,000 during any one calendar year for grants of both incentive stock options and non-qualified stock options. Options granted under the Plan must be exercised within ten years of the date of grant. The Option Price payable for the shares of Common Stock covered by any Option shall be determined by the Board of Directors, but shall in no event be less than the fair market value of the Common Stock. The Option Price for Incentive Stock Options shall not be less than the Fair Market Value of one share of Common Stock on the Date of Grant. The Option Price for Nonstatutory Options may be less than the Fair Market Value of Common Stock on the Date of Grant only if the Committee determines that special circumstances warrant a lower exercise price.

The Company’s 2000 Stock Incentive Plan authorizes up to 100,000 shares of common stock to any employee or Consultant during any one calendar year for grants of both incentive stock options and non-qualified stock options to key employees, officers, directors, and consultants. Options granted under the Plan must be exercised within ten years of the date of grant. The Option Price payable for the shares of Common Stock covered by any Option shall be determined by the Board of Directors, but shall in no event be less than the par value of Common Stock. The Option Price for Incentive Stock Options shall not be less than the Fair Market Value of one share of Common Stock on the Date of Grant. The Option Price for Nonstatutory Options may be less than the Fair Market Value of Common Stock on the Date of Grant only if the Committee determines that special circumstances warrant a lower exercise price.

The following table sets forth a summary of the compensation paid for the three fiscal years ended December 29, 2006 to or for the benefit of the Company’s Chief Executive Officer, Chief Financial Officer and other named executives that are considered the Company’s most highly compensated whose total annual salary and bonus compensation exceeded $100,000 (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

	Summary Compensation Table
Name Principal Positions	Year Ended		Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(A)		All Other Compensation ($)	Total ($)
Paul Demirdjian,	2006		161,000	65,000	—	92,500	(3)	—	318,500
Chairman and	2005		221,000	—	—	100,200	(1)	—	321,200
Chief Executive Officer	2004		106,000	—	—	—		—	106,000
Vince Fabrizzi	2006		160,000	55,000	—	92,500	(3)	—	307,500
Chief Sales and	2005		211,000	—	—	113,200	(2)	—	324,200
Marketing Officer	2004		96,000	—	—	—		—	96,000
Dan Furlong	2006		160,000	55,000	—	92,500	(3)	—	307,500
Chief Operations Officer	2005		211,000	—	—	113,200	(2)	—	324,200
	2004		96,000	—	—	—		—	96,000
Andrew J. Norstrud(5)	2006	(2)	149,000	55,000	—	92,500	(3)	—	296,500
Chief Financial Officer	2005		42,300	—	—	106,800	(4)	—	149,100
	2004								N/A

(A)

Reflects the grant date fair value calculated in accordance with FAS 123(R). The following assumptions were used for the years ended December 29, 2006 and December 30, 2005 (1) risk-free interest rate of between 4.87% and 3.62%, (2) no dividend yield, (3) expected lives of 5.0 years, and (4) volatility of between 120% and 75%. Results may vary depending on the assumptions applied within the model. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on net income for future years.

(1)	100,000 at strike price of $1.10 per share and 90,000 at strike price of $.77 per share, both vested immediately and expire five years from date of grant.

(2)	100,000 at strike price of $1.10 per share and 120,000 at strike price of $.77 per share, both vested immediately and expire five years from date of grant.

(3)	200,000 at strike price of $0.55 per share, vested immediately, expire five years from date of grant and are not part of any approved stock option plan.

(4)	100,000 at strike price of $1.00 per share and 100,000 at strike price of $.75 per share, both vested immediately and expire five years from date of grant.

(5)	Mr. Norstrud joined the Company in October of 2005.

The Company’s Board appoints the executive officers to serve at the discretion of the Board, subject to any applicable employment requirements.

DIRECTOR COMPENSATION

Directors who are also employees receive no compensation for serving on the Board. The Company’s non-employee directors receive options to purchase shares of common stock at the market price on the date they are granted, reimbursement of expenses incurred consequential to their service and may receive additional options at the discretion of the Board.

The following table summarizes compensation paid to all of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards (A) ($)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Primrose Demirdjian	$—	$—	$37,200	(1)	$—	$—	$—	$37,200

(1)

Includes a grant made on September 8, 2006 for 25,000 options at a strike price of $2.00 that expire September 8, 2011; and a grant made on December 27, 2006 for 50,000 options at a strike price of $0.55 that expire December 27, 2011.

(A)

Reflects the grant date fair value calculated in accordance with FAS 123(R). The following assumptions were used for the year ended December 29, 2006 (1) risk-free interest rate of between 4.87% and 3.62%, (2) no dividend yield, (3) expected lives of 5.0 years, and (4) volatility of between 120% and 125%. Results may vary depending on the assumptions applied within the model. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on net income for future years.

EMPLOYMENT AGREEMENTS

In December 2005, the Company entered into an employment agreement with Andrew J. Norstrud, the Company’s Chief Financial Officer, which terminates December 2007. In addition to expense allotment and other reasonable expense reimbursement, this agreement provides for a base salary of $125,000 with annual increases in salary and bonuses at the discretion of the Board of Directors. The agreement provided for an option to purchase 100,000 shares of common stock at a price of $1.00 per share and an additional option to purchase 100,000 shares at $.75 per share and both are completely vested. The agreement was amended in 2006 to extend the termination date of the contract to 2009.

OPTION GRANTS TO NAMED EXECUTIVES IN LAST FISCAL YEAR

During 2006, we granted awards to our Chief Executive Officer, Chief Financial Officer and other named executive officers outside of any stock option plan. Information with respect to each of these awards, including estimates regarding future payouts under each of these awards on a grant by grant basis, is set forth in the table below.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock Or Units (#)	All Other Option Awards: Number of Securities Under- Lying Options (#)	Exercise or Base Price Of Option Awards ($ / Share)	Grant Date Fair Value Of Stock and Option Awards
Paul Demirdjian, CEO	12/27/06	—	200,000	$0.55	$92,500
Vince Fabrizzi, CSMO	12/27/06	—	200,000	$0.55	$92,500
Dan Furlong, COO	12/27/06	—	200,000	$0.55	$92,500
Andrew J. Norstrud, CFO	12/27/06	—	200,000	$0.55	$92,500

During 2006 the board voted to issue a total of three hundred seventy thousand options (370,000) to other employees other than named executives or directors. The exercise price was the closing price on the date of the grant and ranged from $0.55 to $2.50 per share. The options primarily have a five-year term and vest over a two-year period from date and are exercisable only while the employee is employed with the Company. The grants ranged in size from 10,000 to 50,000 with the average being 15,000.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table summarizes equity awards granted to our Chief Executive Officer, Chief Financial Officer and other named executive officers that were outstanding as of December 29, 2006.

		Option Awards					Stock Awards
Name	Number of Securities Underlying Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Paul Demirdjian, CEO (1)	390,000	—	—	$0.74	5 years from Grant	—	—	—	—
Vince Fabrizzi, CSMO (2)	443,529	—	—	$0.70	5 years from Grant	—	—	—	—
Dan Furlong, COO (3)	443,529	—	—	$0.70	5 years from Grant	—	—	—	—
Andrew J. Norstrud, CFO (4)	400,000	—	—	$0.71	5 years from Grant	—	—	—	—

(1)

Includes a grant made on October 7, 2005 for 90,000 options at a strike price of $0.77 that expire October 7, 2010; a grant made on December 29, 2005 for 100,000 options with a strike price of $1.10 that expire December 29, 2010; and a grant made on December 27, 2006 for 200,000 option at a strike price of $0.55 that expire December 27, 2011.

(2)

Includes a grant made on August 22, 2000 for 7,842 at a strike price of $0.01 that expire January 1, 2010; a grant made on August 22, 2000 for 15,687 at a strike price of $0.01 that expire January 1, 2010; a grant made on October 7, 2005 for 120,000 options at a strike price of $0.77 that expire October 7, 2010; a grant made on December 29, 2005 for 100,000 options with a strike price of $1.10 that expire December 29, 2010; and a grant made on December 27, 2006 for 200,000 option at a strike price of $0.55 that expire December 27, 2011.

(3)

Includes a grant made on August 22, 2000 for 7,842 at a strike price of $0.01 that expire January 1, 2010; a grant made on August 22, 2000 for 15,687 at a strike price of $0.01 that expire January 1, 2010; a grant made on October 7, 2005 for 120,000 options at a strike price of $0.77 that expire October 7, 2010; a grant made on December 29, 2005 for 100,000 options with a strike price of $1.10 that expire December 29, 2010; and a grant made on December 27, 2006 for 200,000 option at a strike price of $0.55 that expire December 27, 2011.

(4)

Includes a grant made on October 7, 2005 for 100,000 options at a strike price of $0.75 that expire October 7, 2010; a grant made on December 29, 2005 for 100,000 options with a strike price of $1.00 that expire December 29, 2010; and a grant made on December 27, 2006 for 200,000 option at a strike price of $0.55 that expire December 27, 2011.

LEGAL MATTERS

Shumaker, Loop & Kendrick, LLP, Tampa, FL, will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

EXPERTS

Pender Newkirk & Company, an independent registered public accounting firm, as stated in its report included herein, has audited the financial statements of Jagged Peak Inc. as of December 29, 2006. These financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Jagged Peak, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. We file reports, proxy statements and other information with the Securities and Exchange Commission as required by federal law. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities Exchange Commission. Investors may read and copy any of these reports, statements, and other information at the SEC’s public reference room located at 100 F. Street, N.E,, , Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at l-800-SEC-0330 for further information on these public reference rooms upon payment of the fees prescribed by the Securities Exchange Commission. These SEC filings are also available free at the SEC’s web site at www.sec.gov.

Financial Statements

Jagged Peak, Inc.

For the Fiscal Years Ended December 29, 2006 and December 30, 2005

Report of Independent Registered Public Accounting Firm

Jagged Peak, Inc.

Financial Statements

13 and 26 Week Periods Ended

June 29, 2007 (Unaudited) and

June 30, 2006 (Unaudited)

Contents

Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors

Jagged Peak, Inc.

Clearwater, Florida

We have audited the accompanying balance sheets of Jagged Peak, Inc. as of December 29, 2006 and December 30, 2005, and the related statements of operations, changes in stockholders’ equity, and cash flows for the 52-week periods then ended. These financial statements are the responsibility of the management of Jagged Peak, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jagged Peak, Inc. as of December 29, 2006 and December 30, 2005, and the results of its operations and its cash flows for the 52-week periods then ended in conformity with United States generally accepted accounting principles.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

March 16, 2007

Jagged Peak, Inc.

Balance Sheets

	December 29, 2006	December 30, 2005
Assets
Current assets:
Cash	$947,200	$20,500
Accounts receivable, net of allowance for doubtful accounts of $105,000 and $45,000 at December 29, 2006 and December 30, 2005, respectively	1,192,100	1,063,300
Other receivables	50,000	41,000
Work in process, net of allowance of $20,000 and $32,000 at December 29, 2006 and December 30, 2005, respectively	23,700	148,800
Deferred tax asset	67,700	171,100
Other current assets	398,000	132,500

Total current assets	2,678,700	1,577,200
Property and equipment, net of accumulated depreciation of $1,536,400 and $1,473,400 at December 29, 2006 and December 30, 2005, respectively	323,800	373,800
Other assets:
EDGE application, net of accumulated amortization of $1,075,100 and $739,200 at December 29, 2006 and December 30, 2005, respectively	220,300	556,300
Deferred tax asset	1,115,100	539,700
Other assets	629,400	1,103,600

Total long-term assets	2,288,600	2,573,400
Total assets	$4,967,300	$4,150,600

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable, trade	$1,096,400	$1,032,500
Accrued payroll and bonuses	340,000	70,300
Other accrued expenses	30,400	227,900
Revolving Note, $1,000,000 available at December 29, 2006	—	—
Deferred rent	20,300	14,200
Notes payable, current portion	45,000	325,000
Deferred revenue and customer deposits	546,800	758,700

Total current liabilities	2,078,900	2,428,600
Long-term liabilities:
Notes payable, net of current portion	1,955,000	613,900
Deferred rent, long term	119,400	139,000

Total long-term liabilities	2,074,400	752,900
Stockholders’ equity:
Preferred stock, $.001 par value; 5,000,000 shares authorized; no shares issued or outstanding at December 29, 2006 and December 30, 2005
Common stock, $.001 par value; 70,000,000 shares authorized; 13,869,297 shares issued and outstanding at December 29, 2006, 13,619,759 shares issued and outstanding at December 30, 2005	13,900	13,600
Additional paid-in capital	3,274,100	2,050,400
Accumulated deficit	(2,474,000)	(1,094,900)

Total stockholders’ equity	814,000	969,100
Total liabilities and stockholders’ equity	$4,967,300	$4,150,600

The accompanying notes are an integral part of the financial statements.

Jagged Peak, Inc.

Statements of Operations

52-Week Period Ended

	12/29/2006	12/30/2005
Revenue
Gross revenue	$14,442,600	$11,196,500
Discounts, freight and other	(2,980,300)	(1,514,500)

Net revenues	11,462,300	9,682,000
Cost of sales	8,862,400	7,567,100

Gross profit	2,599,900	2,114,900

Selling, general and administrative expenses	4,184,000	2,913,500

Loss from operations	$(1,584,100)	$(798,600)

Other expenses
Interest expense	(182,700)	(231,300)
Other expense	(84,300)

Total other expenses	(267,000)	(231,300)

Loss before income taxes	$(1,851,100)	$(1,029,900)

Provision for income tax benefit	(472,000)	(300,000)
Net loss	$(1,379,100)	$(729,900)

Net loss per common share	$(.10)	$(.06)

Weighted average number of common shares outstanding	13,937,345	12,871,444

Diluted loss per common share	$(.10)	$(.06)

Weighted average number of common shares and common equivalent shares outstanding	13,937,345	12,871,444

The accompanying notes are an integral part of the financial statements.

Jagged Peak, Inc.

Statements of Changes in Stockholders’ Equity

52-Week Period Ended December 29, 2006 and December 30, 2005

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Total
	Shares	Amount
Balance, December 31, 2004	11,466,666	$4,900	$765,400	$(365,000)	$(5,600)	$399,700
Warrants issued in connection with long term debt			111,000			111,000
Reverse acquisition	1,161,426	7,700	(13,300)		5,600	0
Issuance of common stock held in escrow as part of the acquisition agreement	200,000	200	253,800			254,000
Issuance of common stock for services	666,667	700	846,100			846,800
Issuance of common stock	125,000	100	87,400			87,500
Net loss for the period				(729,900)		(729,900)

Balance, December 30, 2005	13,619,759	13,600	2,050,400	(1,094,900)	0	969,100
Issuance of stock, net of offering costs	744,000	800	433,200			434,000
Issuance of stock related to offering	100,000	100	74,900			75,000
Acquisition of stock from dissenting investor	(394,462)	(400)	(99,600)			(100,000)
Amortization of officer, director and employee compensation			414,500			414,500
Cancellation of common stock held in escrow as part of the acquisition agreement	(200,000)	(200)	(253,800)			(254,000)
Issuance of warrants related to debt			654,500			654,500
Net loss for the period				(1,379,100)		(1,379,100)

Balance, December 29, 2006	13,869,297	$13,900	$3,274,100	$(2,474,000)	$0	$814,000

The accompanying notes are an integral part of the financial statements.

Jagged Peak, Inc.

Statements of Cash Flows

52-Week Period Ended

	12/29/2006		12/30/2005
Operating activities
Net loss		$(1,379,100)		$(729,900)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization		480,700		540,700
Non-cash consulting expense		381,000		42,000
Amortization of warrants related to debt		94,300		16,700
Non-cash amortization of officers, director and employees compensation		414,500
Non-cash write off of capitalized capital raising costs		484,300
Loss on the disposal of assets		10,300
Adjustment to allowance for bad debt expense		175,500		25,000
Changes in:
Accounts receivable		(304,300)		265,300
Work-in-process		125,100		(106,900)
Other current assets		(37,800)		(17,800)
Deferred tax asset		(472,000)		(167,400)
Other assets				(129,800)
Accounts payable and accrued expenses		296,100		65,300
Deferred rent		(13,500)		47,300
Deferred revenue and customer deposits		(211,900)		196,900
Deferred tax liability				(132,600)

Net cash provided by (used in) operating activities		43,200		(85,200)

Investing activities
Acquisition of property and equipment		(105,000)		(14,800)
Acquisition/development of software - EDGE platform				(292,200)

Net cash used by investing activities		(105,000)		(307,000)

Financing activities
Proceeds from the issuance of stock		318,000		87,500
Payments made on capital leases				(10,900)
Proceeds from bank notes payable				100,000
Proceeds from notes payable		1,703,700		250,000
Payments on notes payable and bank notes		(1,033,200)		(100,100)

Net cash provided by financing activities		988,500		326,500

Net increase (decrease) in cash		926,700		(65,700)
Cash, beginning of period		20,500		86,200

Cash, end of period		$947,200		$20,500

Supplemental disclosure of cash flow information and non-cash financing activities:
Cash paid during the period for interest		$151,500		$204,000

Cash paid during the period for taxes	$		$

Warrants issued related to debt		$654,500		$111,000

Stock issued to escrow related to acquisition	$			$254,000

Cancellation of escrow stock related to acquisition		$(254,000)	$

Stock issued for other assets	$			$846,800

The accompanying notes are an integral part of the financial statements.

Jagged Peak, Inc.

Notes to Audited Financial Statements

52-Week Period Ended December 29, 2006 and December 30, 2005

1.	General Background Information

Jagged Peak, Inc. is headquartered in Clearwater, Florida, providing enterprise commerce management (ECM) solutions. The Company’s proprietary E-business Dynamic Global Engine (“EDGE”) application is a multi language, completely web-based solution, which allows our clients to promote and maintain their brands while leveraging our investment in infrastructure and technology. Our clients access our platform over the Internet, enabling companies to capture orders through e-commerce or other business to business portals, control and coordinate distribution of orders, manage inventory, and fulfill orders electronically or physically across multiple suppliers, warehouses and partners in real-time. From a shopper perspective, end-users enter the client site and seamlessly communicate with EDGE. End-users can then browse for products and create orders online, once orders are made, we either deliver the products digitally through the Internet or communicate the order seamlessly to either our own fulfillment warehouse or to a third-party fulfillment agency for physical delivery, which is all based on established client business rules to ensure optimal delivery performance.

Effective January 1, 2003, the Company elected to change its fiscal year end to correspond to accounting periods based on a 52/53 week reporting year. Therefore, the period ended December 29, 2006 and the period ended December 30, 2005 consists of 52 weeks.

On July 8, 2005, Absolute Glass Protection, Inc. (“Absolute”) completed the acquisition of Jagged Peak, Inc., a Florida corporation (“Jagged Peak”), through a reverse triangular merger in which Jagged Peak merged with Absolute Glass Protection Acquisition Corporation, a Nevada corporation (“Absolute Sub”) that was a wholly owned subsidiary of Absolute with no assets or liabilities formed solely for the purpose of facilitating the merger (the “Merger”). This transaction is accounted for as a reverse merger, with Jagged Peak treated as the accounting acquirer for financial statement purposes. This transaction closed effective July 8, 2005. Subsequently, Absolute changed its corporate name to “Jagged Peak, Inc.” Only operations of Jagged Peak remain post merger and therefore no pro-forma information is presented in these financial statements.

2.	Significant Accounting Policies

Use of Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews its estimates, including but not limited to, capitalization of software, work in process, recoverability of long-lived assets, recoverability of prepaid expenses, valuation on deferred tax assets and allowance for doubtful accounts, on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed and adjustments are made, as information is available. Management believes that these estimates are reasonable and have been discussed with the board of directors; however, actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenues in accordance with Statement of Position (SOP) 97-2, (Software Revenue Recognition) as amended by SOP 98-9 (Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions). Revenue from software license agreements is recognized when an agreement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectibility is probable. In software arrangements that include more than one element, the Company allocates the total arrangement fee among the elements based on the relative fair value of each of the elements. Maintenance and support agreement revenues are amortized over the contract period, which is usually one year.

Additional technology revenues are derived from software development services, managed services, transaction fees, and consulting and customized technology assignments. Revenue from technology service arrangements and software development services is recognized as services are provided or on the percentage of completion method for those arrangements with specified milestones. The percentage of completion is based on labor hours incurred to total labor hours expected to be incurred.

Revenue is also derived from fulfillment service arrangements. Services included under fulfillment arrangements include account services, shipping and handling, order processing, packaging, storage and reporting. These services are based on established monthly charges as well as handling fees based on volume. Work in process represents unbilled costs and services. Shipping and handling costs are classified as cost of sales.

Software and Development Enhancements

Software and development enhancements expenses include payroll and employee benefit costs associated with product development. The EDGE application is continually being enhanced with new features and functions. Once technological feasibility of new features and functions is established, the cost incurred until release to production are capitalized and amortized over a three-year useful life. There were no amounts capitalized during the 52-week period ended December 29, 2006 and approximately $292,200 during the 52-week period ended December 30, 2005. Amortization expenses related to capitalized software and charged to operations for the 52-week period ended December 29, 2006 and December 30, 2005 were approximately $336,000 and approximately $398,600, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments in money market funds with high quality financial institutions. The Company considers all highly liquid instruments purchased with a remaining maturity of less than three months at the time of purchase as cash equivalents.

Fiduciary Relationship

The Company has control of funds collected on behalf of customers and funds established by our customers, for the payment of our customers incentive programs. These accounts total approximately $53,800 and $26,000 at December 29, 2006 and December 30, 2005, respectively. Because the accounts represent funds held for customers and our customers’ purposes, the cash and the corresponding liability for future payments are not shown on the statement.

Concentration of Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents and accounts receivables.

The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand, and, therefore, bear minimal risk.

Sales to a single customer amounted to approximately $5,681,000 or approximately 50% of total sales and sales to two customers amounted to approximately $5,043,000 or approximately 52% of total revenues during the 52-week periods ended December 29, 2006 and December 30, 2005, respectively. Accounts receivable from the one customer at December 29, 2006 was approximately $476,400 or approximately 40% of the total balance and from the two customers at December 30, 2005, accounts receivable amounted to approximately $312,000 or approximately 29% of the total balance. The risk of this is mitigated as the deferred revenue and customer deposits from the single customer at December 29, 2006 was approximately $250,000 and from the two customers at December 30, 2005 the deferred revenue and customer deposits amounted to approximately $391,000.

The Company extends credit to its various customers based on evaluation of the customer’s financial condition and ability to pay the Company in accordance with the payment terms. The Company provides for estimated losses on accounts receivable considering a number of factors, including the overall aging of accounts receivables, customer’s payment history and the customer’s current ability to pay its obligation. Based on managements’ review of accounts receivable and other receivables, an allowance for doubtful accounts of approximately $105,000 and $45,000 is considered necessary as of December 29, 2006 and December 30, 2005, respectively. The Company charges uncollectible accounts against the allowance account once the invoices are deemed unlikely to be collectible. We do not accrue interest on past due receivables.

Identified Intangible Assets

The Company follows the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes accounting standards for the impairment of long-lived assets such as property, plant and equipment and intangible assets subject to amortization. The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. For the 52-week period ended December 29, 2006 and December 30, 2005, there was no impairment of intangible assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, principally three to ten years. Accelerated methods are used for tax depreciation. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. Equipment held under capital leases are stated at the present value of the minimum lease payments and amortized on a straight-line basis over the estimated useful life of the asset.

Depreciation is calculated by the straight-line method over the following estimated useful lives of the related assets:

Years
Furniture and equipment	3-7
Computer equipment and software	1-4
Warehouse equipment	3-10
Leasehold improvements	Lease term

Estimated Fair Value of Financial Instruments

The aggregated net fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, receivables, payables, accrued expenses and short-term borrowings. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The fair value of the Company’s debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Income Taxes

Taxes on income are provided in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book values and the tax bases of particular assets and liabilities and the tax effects of net operating loss and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized as income or expense in the period that included the enactment date. Through the reverse acquisition with Absolute Glass the Company acquired net operating losses for tax purposes of approximately $2.4 million. Internal Revenue Code Sec. 382 places limitations on the utilization of the acquired net operating losses. Due to the limitation, the Company has placed a full valuation allowance against that asset of approximately $900,000.

Stock-Based Compensation

The Company previously applied the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for stock-based compensation. Accordingly, the Company recognized compensation expense on our restricted stock awards, but no compensation expense was recognized for fixed option plans as all option grants under the plan had an exercise price equal or greater to the fair market value of the underlying common stock on the date of grant. As permitted, the Company had previously elected to adopt the disclosure-only provisions of Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which replaces SFAS No. 123; Accounting for Stock-Based Compensation, (“SFAS 123”) and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123R, the Company is required to measure the cost of employee services received in exchange for stock options and similar awards based on the grant-date fair value of the award and recognize this cost in the income statement over the period during which an employee is required to provide service in exchange for the award. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The Company adopted SFAS 123R on December 31, 2005 using the modified prospective method, which did not require the recognition of any non-cash charges, as there were no unvested stock options on that date.

Compensation cost is also recognized for the unvested portion of awards granted prior to adoption. Prior periods were not restated to reflect the impact of adopting the new standard, and there is no cumulative effect.

As a result of adopting SFAS 123(R), our earnings before income taxes and net earnings for the year ended December 29, 2006 were approximately $414,500 or approximately $0.03 per share lower than if we had continued to account for stock based compensation under APB Opinion No. 25 for our stock option grants. There was no impact on cash flows from operating or financing activities or effect on the income tax benefit.

The fair value concepts were not changed significantly in FAS 123R; however, in adopting FAS 123R, companies must choose among alternative valuation models and amortization assumptions. After assessing alternative valuation models and amortization assumptions, the Company will continue using the Black-Scholes valuation model and has elected to use the ratable method to amortize compensation expense over the vesting period of the grant.

The value of each grant under FAS 123R is estimated at the grant date using the Black-Scholes option model with the following weighted average assumptions for options granted in 2006: the historical dividend rate of 0%; the risk-free interest rate of 4.7% for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant; the expected term of 5 years which was calculated based on the Company’s historical pattern of options granted are expected to be outstanding; and expected volatility of 120% which was calculated by review of the Company’s historical activity as well as comparable peer companies.

As of December 29, 2006, there was approximately $127,000 of unrecognized stock-based compensation expense related to nonvested stock options. This expense will be recognized over a weighted average period of approximately two years.

During 2006, there was $0 of cash received from the exercise of stock options.

The following table represents our nonvested stock option activity for the year ended December 31, 2006:

	Number of Options	Weighted Average Grant Date Fair Value
Nonvested options – December 31, 2005	0	$0.00
Granted	1,170,000	$0.47
Vested	(875,000)	$0.46
Forfeited	—	$—

Nonvested options - December 31, 2006	295,000	$0.43

The aggregate intrinsic value of options outstanding at December 29, 2006, based on the Company’s closing stock price of $0.55 as of the last business day of the period ended December 29, 2006, which would have been received by the optionees had all options been exercised on that date was $50,800. The aggregate intrinsic value of options exercisable at December 29, 2006, based on the Company’s closing stock price of $0.55 as of the last business day of the period ended December 29, 2006, which would have been received by the optionees had all options exercisable been exercised on that date was $22,820. There were no options exercised during the years ended December 29, 2006 and December 30, 3005.

Below is a table illustrating the pro forma effect on net income for the 52-week period ending December 30, 2005, prior to the adoption of SFAS 123R as if we had applied the fair value recognition provisions of SFAS 123 during such period.

For the 52-week period ended December 30, 2005:

2005
Net loss:
As reported	$(729,900)
Total stock-based employee compensation expense included in reported net income applicable to common stockholder, net of tax	—
Total stock-based employee compensation determined under fair value based method, net of related tax effects	(295,400)

Pro forma
Net loss	$(1,025,000)
(Loss) earnings per share
Basic – as reported	$(0.06)
Basic – pro forma	$(0.08)
Diluted (loss) earnings per share
Diluted – as reported	$(0.06)
Diluted – pro forma	$(0.08)
Weighted average fair value of options granted during the year	$0.90

The preceding pro forma results were calculated with the use of the Black-Scholes option pricing model. The following assumptions were used for the year ended December 30, 2005 (1) risk-free interest rate of 3.62%, (2) no dividend yield, (3) expected lives of 5.0 years, and (4) volatility of 75%. Results may vary depending on the assumptions applied within the model. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on net income for future years.

Earnings per Share

Earnings per common share are computed in accordance with SFAS No. 128, “Earnings Per Share,” which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive options outstanding during the year. The weighted average number of shares was 13,937,345 and 12,871,444 for the 52-week period ended December 29, 2006 and December 30, 2005. The diluted weighted average number of shares was 14,719,029 and 13,404,458 for the 52-week period ended December 29, 2006 and December 30, 2005, respectively. The earning per share calculation for the 52-week period ended December 29, 2006 and the December 30, 2005 considers the shares issued in the reverse acquisition as outstanding at the beginning of 2005.

Common stock equivalents for the 52-week period ended December 29, 2006 and December 30, 2005 were anti-dilutive due to the net losses sustained by the Company during these periods. Therefore, the diluted weighted average common shares outstanding for the dilutive weighted average share calculation in the period ended December 29, 2006 and December 30, 2005 excludes approximately 782,000 shares and 533,000 shares that could dilute earnings per share in future periods, respectively.

Recently Issued Financial Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes.” FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this Interpretation will have a material impact on their financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

In December 2006, the FASB issued the FASB Staff Position (FSP) No. EITF 00-19-2, (“FSP EITF 00-19-2”), Accounting for Registration Payment Arrangements. This FSP addresses an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in this FSP amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles (GAAP) without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP shall be effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of this FSP, or for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company has adopted FSP EITF 00-19-2 for the year ended December 29, 2006.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides a one-time cumulative effect transition adjustment. SAB No. 108 is effective for our 2006 annual financial statements. The adoption of SAB No. 108 did not have a material impact on the consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

3.	Property and Equipment

Property and equipment consist of:

	December 29, 2006	December 30, 2005
Furniture and equipment	$193,100	$183,100
Computer equipment and software	1,023,600	951,600
Warehouse equipment	562,900	542,300
Leasehold improvements	80,600	170,200

Total property and equipment	1,860,200	1,847,200
Less accumulated depreciation	1,536,400	1,473,400

	$323,800	$373,800

Depreciation expense for the 52-week periods ended December 29, 2006 and December 30, 2005 were approximately $144,700 and $144,200 respectively.

4.	Other Assets

Other assets consist of:

	December 29, 2006	December 30, 2005
Escrow deposit		$254,000
Deferred offering cost		553,300
Prepaid management fee		381,000
Capitalized debt cost	$950,800

	950,800	1,188,300
Current portion classified as other current asset	321,400	(84,700)

	$629,400	$1,103,600

5.	Notes Payable and Secured Revolving Note

Notes payable consist of:

	December 29, 2006	December 30, 2005
Laurus Bank Note payable; interest at prime plus 2.0% (10.25% at December 29, 2006); interest only payments due monthly with the principal payments of $45,000 per month beginning in December 2007, for two years, and the remaining balance due in December 2009; collateralized by all the business assets and personal guarantees by a certain stockholder	$2,000,000
Bank Note payable; interest at prime plus 1.50% (8.75% at December 31, 2005); interest only payments due monthly with the principal due the earlier of the sale of equity securities or December 2005; collateralized by all the business assets and personal guarantees by certain stockholders. Paid in full as of December 2006		$450,000
Bank Note payable; interest at prime plus 1.50% (8.75% at December 31, 2005); monthly payments of principal of $8,300 plus interest; final payment due at maturity in September 2008; collateralized by all business assets and personal guarantees of certain stockholders. Paid in full as of December 2006		333,300
Note payable; interest at 12%; interest payments monthly with scheduled principal payments; collateralized by all business assets and personal guarantees of certain stockholders. Amount does not reflect $94,400 discount at December 30, 2005. Paid in full as of December 2006		250,000

	2,000,000	1,033,300
Less current portion	45,000	325,000
Less discount		94,400

Long-term portion of notes payable	$1,955,000	$613,900

Laurus Agreements:

In December 2006, the Company entered into a Security and Purchase Agreement with Laurus Master Fund, Ltd., a Cayman Islands company (“Laurus” and the “Closing”), whereby we agreed to a Secured Convertible Term Note (the “Note” or “Convertible Note”) in the principal amount of two million dollars ($2,000,000), which is convertible into an aggregate of 2,000,000 shares of the Company’s Common Stock at a conversion price of $1.00 per share (the “Fixed Conversion Price”). The interest rate of the Convertible Note is two percent (2%) above prime with a floor of ten percent (10%) and is paid on a monthly basis. Monthly principal payments of $45,000 per month will begin in December of 2007 with a final balloon payment of $920,000 due in December of 2009. The proceeds from the Convertible Note were used to extinguish all remaining loans of the Company and provide the necessary working capital to accelerate the Company’s growth initiatives. The Note is personally guaranteed by one of the stockholders.

The Company also agreed to a Secured Revolving Note (the “Revolving Note”) in the amount of one million dollars ($1,000,000). The loan is secured by the Company’s account receivables and is advanced at a rate of 90% of eligible receivables. The interest rate of the Revolving Note is two percent (2%) above prime with a floor of ten percent (10%) and is paid on a monthly basis. The term of the Revolving Note is three years and terminates in December 2009.

Laurus must convert all or a portion of the monthly principal and interest payments for the Convertible Note into shares of our Common Stock if: (i) the average closing price of our Common Stock for the five trading days immediately proceeding such payment is greater than or equal to 115% of the Fixed Conversion Price; and (ii) the amount of such conversion does not exceed twenty-five percent of the aggregate dollar trading volume of the Common Stock for the period of twenty-two trading days immediately preceding such payment date (the “Conversion Criteria”); however if subsection (i) of the Conversion Criteria is met but subsection (ii) of the Conversion Criteria is not met as to the entire monthly principal payment, Laurus shall convert only such part of the monthly principle payment that meets subsection (ii) of the Conversion Criteria. If the monthly payment (or a portion of such monthly payment if not all of the payment may be converted into shares of Common Stock) is required to be paid in shares of Common Stock, the number of such shares to be issued by the Company shall be the number determined by dividing (i) the portion of such payment converted into shares of Common Stock, by (ii) $1.00 (subject to certain adjustments). Any portion of the monthly principal payment that Laurus has not been able to convert into shares of Common Stock due to the failure to meet the Conversion Criteria, shall be paid in cash by the Company, jointly and severally, at the rate of 100% of the monthly principal payment otherwise due on such Amortization Date, within three (3) business days of such due Date.

In addition, Laurus may from time to time voluntarily convert all or a portion of the outstanding principal amount of the Note plus all accrued but unpaid interest into shares of common stock at a price of $1.00 (subject to certain adjustments).

The Company may prepay the Note in cash by giving Laurus a notice of repayment, ten (10) days before such intent to prepay, and by paying Laurus an amount equal to 130% of the outstanding principal amount. The Note includes a provision whereby Laurus is not entitled to convert any portion of the Note in excess of that portion of the Note upon exercise of which the sum of (1)

the number of shares of Common Stock beneficially owned by Laurus and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Note or the unexercised or unconverted portion of any other security of Laurus subject to a limitation on conversion analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this is being made, would result in beneficial ownership by Laurus and its affiliates of any amount greater than 9.99% of the then outstanding shares of Common Stock (whether or not, at the time of such conversion, Laurus and its affiliates beneficially own more than 9.99% of the then outstanding shares of Common Stock). The limitation can be waived by the Laurus upon provision of no less than sixty-one (61) days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default.

Additionally, if the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock or any preferred stock issued by the Company in shares of Common Stock, the Fixed Conversion Price shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

Any default under the Security and Purchase agreement will constitute a default under the Convertible Note and the Revolving Note (“Both Notes”). Events of default under the Security and Purchase agreement include our failure to pay amounts due under Both Notes; breach of any covenants under Both Notes, if not cured within 15 business days; breach of any warranties found in the Security Agreement, Both Notes or any other related agreement; the occurrence of any default under any agreement, which causes any contingent obligation to become due prior to its stated maturity or to become payable; any change or occurrence likely to have a material adverse effect on the business, assets, liabilities, financial condition, our operations or prospects; our bankruptcy; a judgment against us in excess of $50,000, which has not been vacated, discharged or stayed, within thirty (30) days of the date of entry; our insolvency; a change in control of the Company; an indictment or other proceedings against the Company or any executive officer; if the Company breaches any provision of the Securities Purchase Agreement or any other related agreements (each, an “Event of Default”).

Following the occurrence and during the continuance of an Event of Default, the Company shall, jointly and severally, pay additional interest on the outstanding principal balance of Both Notes in an amount equal to one percent (1%) per month, and all outstanding obligations, including unpaid interest, shall continue to accrue interest at such additional interest rate from the date of such Event of Default until the date such Event of Default is cured or waived.

If an Event of Default were to occur under the Security Agreement, Laurus may at its option, demand repayment in full of all obligations and liabilities owed to it by us under Both Notes, Securities Purchase Agreement and any related agreement and may require us to immediately pay 130% of the principal amount outstanding under the Both Notes, plus any accrued and unpaid interest.

The Company gave Laurus registration rights to the shares issuable to Laurus in connection with the Convertible Note and the warrants, pursuant to a Registration Rights Agreement. The Registration Rights Agreement provided for the Company to file a Registration Statement with the Securities and Exchange Commission within 120 days of the Closing. If we do not obtain effectiveness of this Registration Statement within 180 days of the Closing; such Registration Statement ceases to be effective for more than 30 days in the aggregate per year or more than 20 consecutive days; or our Common Stock is not listed or quoted, or is suspended from trading for a period of three days, which we have been unable to cure within 30 days of notice thereof, we agreed to pay Laurus, as liquidated damages, an amount equal to .5% of the initial amount of the Convertible Note each thirty (30) day period, on a daily bases that such event listed above exceeds the time period given, however the total amount of liquidated damages related to the Registration Statement not being filed prior to the filing date shall not exceed five percent (5%) of the initial principal amount of the Convertible note when added to actual damages incurred by Laurus. There was no liability recorded, relating to the foregoing liquidated damages, at December 29, 2006 because it was determined by management that the possibility of the liability was remote. Laurus has agreed to waive any liquidated damages through August 31, 2007.

In addition the Company entered into a Funds Escrow Agreement and an Intellectual Property Security Agreement with Laurus.

In connection with the Security and Purchase agreement, we agreed to pay Laurus Capital Management, L.L.C., the manager of Laurus, a closing payment equal to $105,000 and other fees, totaling approximately $135,000 in cash and 706,000 warrants exercisable at $0.01 per common share. Additionally, we agreed to pay Stonegate Securities $160,000 in cash and 70,600 warrants exercisable at $0.01 per common share as a finder’s fee. In addition, in a transaction unrelated to the Laurus Private Placement we agreed with the former holders of the Company’s debt (JP Funding Inc. and Andrew Krusen) to an early extinguishment of the debt, cancellation of all previously issued, variable warrants, in consideration of, among other things, the issuance of 230,000, three-year warrants exercisable at $0.01 per common share. We have agreed to register all such warrants pursuant to this registration statement.

Bank Notes:

The Company’s previous bank loans were subject to restrictions pursuant to which the Company was to maintain maximum total liabilities to tangible net worth ratio of not more than 3 to 1 and a minimum debt service coverage ratio of 1.25 to 1. For the 52-week period ended December 30, 2005, the Company was not in compliance with these financials covenants and thus the entire balance has been classified as short term. As of December 29, 2006 all of these notes have been paid.

The Company has an unsecured stand-by letter of credit to serve as a deposit on a property that the Company leases for $50,000.

The following is a schedule by year of future minimum principle payments required under the terms of the above notes payable as of December 29, 2006:

Year Ending December
2007	$45,000
2008	540,000
2009	1,415,000

Total	$2,000,000

6.	Lease Commitments and Contingent Liabilities

The Company leases its facilities and certain equipment under operating leases with various terms. The following is a schedule, by year, of future minimum rental payments required under operating leases that have an initial or remaining noncancelable lease term in excess of one year as of December 29, 2006:

Year Ending December
2007	$473,000
2008	391,500
2009	356,500
2010	364,000
2011	122,200

Total	$1,707,200

Rent expense amounted to approximately $478,000 and $520,000 for the 52-week period ended December 29, 2006 and December 30, 2005, respectively.

Litigation

In the ordinary course of business, the Company may be a party to a variety of legal actions that affect any business. The Company does not anticipate any of these matters or any matters in the aggregate to have a material adverse effect on the Company’s business or its financial position or results of operations.

Employment Agreements

In December 2005, the Company entered into an employment agreement with the Company’s Chief Financial Officer, which was amended in 2006 to extend the term to 2009. Under the employment agreement, which is for a five-year term, the Chief Financial Officer is paid an initial base salary of $125,000, with minimum annual increases of $10,000. Additional performance-based bonuses are provided for, and the employee was granted options to purchase 200,000 shares of Company stock. Benefits under the agreement are accelerated on a change of control, and the employee is subject to certain non-competition covenants.

7.	Income Taxes

The provision for income taxes is as follows:

	Period Ended
	December 29, 2006	December 30, 2005
Deferred benefit
Federal	$426,000	$271,000
State	46,000	29,000

Provision benefit for income taxes	$472,000	$300,000

Income taxes are based on the estimation of the annual effective tax rate and evaluations of possible future events and transactions and may be subject to subsequent refinement or revision. The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The items causing this difference are as follows:

	Period Ended
	December 29, 2006	December 30, 2005
Tax expense (benefit) at U.S. statutory rate	$(632,100)	$(330,900)
State income tax expense (benefit), net of federal benefit	(67,500)	(56,600)
Effect of general non-deductible expenses	71,600	22,600
Effect of amortization of employee stock option compensation	156,000
Effect of non-deductible expenses related to reverse acquisition		64,900

	$(472,000)	$(300,000)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2006 and December 30, 2005 are as follows:

	December 29, 2006	December 30, 2005
Current deferred tax assets:
Allowance for doubtful accounts	$39,500	$16,900
Net operating loss carryforward		97,500
Work-in-process reserve	7,500	12,300
Other	20,700	44,400

Total current deferred tax assets	67,700	171,100
Long-term deferred tax assets (liability):
Net operating loss carryforward	1,244,000	785,600
Depreciation and amortization variance	(128,900)	(245,900)

Total long-term deferred tax assets (liabilities)	1,115,100	539,700
Net deferred tax asset	$1,182,800	$710,800

Management believes that there will be sufficient future earnings to support the more than likely realization of deferred tax assets in excess of existing taxable temporary differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near-term if estimates of future taxable income are reduced.

As of December 29, 2006 and December 30, 2005 the Company had federal and state net operating loss carry-forwards totaling approximately $3,305,000 and $2,400,000, respectively, which begin to expire in 2024.

8.	Equity

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors (the “Board”), subject to the prior rights of the holders of all classes of stock outstanding. The Company records stock as issued when the consideration is received or the obligation is incurred.

The Company’s 2005 Stock Incentive Plan (“the Plan”) authorizes the Board of Directors the authority to grant up to 2,000,000 options to key employees, officers, directors, and consultants. The aggregate fair market value of grants to one individual shall not exceed $100,000 during any one calendar year for grants of both incentive stock options and non-qualified stock options. Options granted under the Plan must be exercised within ten years of the date of grant. The Option Price payable for the shares of Common Stock covered by any Option shall be determined by the Board of Directors, but shall in no event be less than the fair market value of the Common Stock. The Option Price for Incentive Stock Options shall not be less than the Fair Market Value of one share of Common Stock on the Date of Grant. The Option Price for Nonstatutory Options may be less than the Fair Market Value of Common Stock on the Date of Grant only if the Committee determines that special circumstances warrant a lower exercise price.

The Company’s 2000 Stock Incentive Plan authorizes up to 100,000 shares of common stock to any employee or Consultant during any one calendar year for grants of both incentive stock options and non-qualified stock options to key employees, officers, directors, and consultants. Options granted under the Plan must be exercised within ten years of the date of grant. The Option Price payable for the shares of Common Stock covered by any Option shall be determined by the Board of Directors, but shall in no event be less than the par value of Common Stock. The Option Price for Incentive Stock Options shall not be less than the Fair Market Value of one share of Common Stock on the Date of Grant. The Option Price for Nonstatutory Options may be less than the Fair Market Value of Common Stock on the Date of Grant only if the Committee determines that special circumstances warrant a lower exercise price.

The following summarizes the Company’s stock option and warrant activity and related information:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at December 31, 2004	973,598	$1.01-1.50	$0.92
Warrants and options granted	1,156,871	$0.01-1.10	$0.76
Warrants and options cancelled or expired	(479,482)	$0.75-2.13	$0.83

Outstanding at December 30, 2005	1,650,987	$0.01-2.13	$0.80
Warrants, Convertible Debt and options granted	4,176,600	$0.01-2.50	$0.69
Warrants and options cancelled or expired	(233,343)	$0.01	$0.01

Outstanding at December 29, 2006	5,594,244	$0.01-2.50	$0.75
Exercisable at December 29, 2006	5,274,244	$0.01-2.13	$0.73
Exercisable at December 30, 2005	1,650,987	$0.01-2.13	$0.80

The following table summarizes information about options and warrants outstanding and exercisable as of December 29, 2006:

	Outstanding Warrants and Options			Exercisable Warrants and Options
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Life	Weighted Average Price	Weighted Average Remaining Life	Number Exercisable	Weighted Average Price
$0.01	1,100,717	31.9 years	$0.01	31.9 years	1,100,717	$0.01
$0.55-0.77	1,538,529	4.6 years	$0.62	4.5 years	1,373,529	$0.63
$1.00-2.50	2,954,998	3.1 years	$1.10	3.1 years	2,799,998	$1.05

As of December 29, 2006 and December 30, 2005, there were approximately 5,274,244 and 1,651,000 options exercisable at a weighted average exercise price of $0.73 and $0.80, respectively. The weighted average fair value of options at the date of grant of the options was $0.47 and $0.51 for 2006 and 2005, respectively.

Equity Funding

In December of 2005, the Company issued 125,000 common stock shares, $0.001 par value per share, under Regulation D promulgated under the Securities Act of 1933, as amended. The purchase price of the stock was $87,500 or $.70 per share and used for working capital.

In January of 2006, the Company issued 125,000 common stock shares, $0.001 par value per share, under Regulation D promulgated under the Securities Act of 1933, as amended. The purchase price of the stock was $125,000 or $1.00 per share and used for working capital.

In February of 2006, the Company purchased 394,462 shares from a certain investor for $100,000 and an option to purchase 20,000 Jagged Peak common shares at $2.00 per share. The purchase price of the stock was $0.25 per share. The stock was purchased for another investor where Jagged Peak issued 394,000 common stock shares, $0.001 par value per share, under Regulation D promulgated under the Securities Act of 1933, as amended. The purchaser was an “accredited investor” as such term is defined under such Regulation D. The purchase price of the stock is $110,000 or $0.28 per share. In addition, the Company issued 100,000 common stock shares, $0.001 par value per share, under Regulation D promulgated under the Securities Act of 1933, as amended. The purchaser was an “accredited investor” as such term is defined under such Regulation D. The purchase price of the stock is $100,000 or $1.00 per share. Approximately $26,000 was paid in fees related to these transactions. The net cash received from the above transaction was $84,000, which will be used for working capital.

In April of 2006, the Company issued 125,000 common stock shares, $0.001 par value per share, under Regulation D promulgated under the Securities Act of 1933, as amended. The purchase price of the stock was $125,000 or $1.00 per share and used for working capital.

In August of 2006, the Company issued 100,000 common stock shares, $0.001 par value per share, under Regulation D promulgated under the Securities Act of 1933, as amended. The stock was issued for services related to assisting management capitalize the Company. The stock was valued at the market price on the date of issue of approximately $75,000 or $0.75 per share.

9.	Related Party Transactions

To ensure that the Company has adequate near-term liquidity, the officers of the Company have loaned the Company short-term capital. In most cases the loans are for less than 30 days and no interest is expensed or paid to the officers. During the course of the year there was less than $200,000 of total transactions and at December 29, 2006 there were no amounts owed to officers of the Company.

The Company contracted with Norco Accounting and Consulting Inc. (“Norco”) to provide accounting and consulting services. The Company spent approximately $9,600 and $11,400 for the 52-week period ended December 29, 2006 and December 30, 2005, respectively. Norco is 50% owned by Andrew J. Norstrud, who joined the Company in October of 2005, as the Company’s Chief Financial Officer. The Company no longer uses Norco for consulting, however does occasionally use Norco for temporary accounting staffing needs under the contract signed prior to Andrew J. Norstrud joining the Company.

The above related party transactions are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

10.	Subsequent Events

In 2007, the Company established an Employee Stock Ownership Plan (ESOP). All employees of Jagged Peak that meet the 1,000 hours work requirement are eligible to participate in the ESOP. Under the ESOP, which is 100% Company funded, Jagged Peak allocates contributed shares to participants based on their eligible annual compensation. Compensation shall include but not be limited to the regular salaries and wages, overtime pay, bonuses, commissions and other amounts paid by Jagged Peak and taxable to the employee. The value or number of Jagged Peak common stock that is contributed to the ESOP on an annual basis is completely subject to the discretion of the board of directors. Any cash dividends or distributions paid with respect to shares of the ESOP trust will be retained and allocated in the same manner as other income of the ESOP trust. Shares held by the ESOP trust will be treated as all other issued and outstanding common shares for earnings per share calculations.

In 2007, the employee stock ownership trust purchased 300,000 common shares from a non-related private party for $45,000 to be contributed to the ESOP. Jagged Peak had accrued and recognized compensation expense of approximately $45,000 for the 52-week ended December 29, 2006 related to this approved contribution to the ESOP plan for services provided during the 52-week period ended December 29, 2006.

PART I—FINANCIAL INFORMATION

Item 1.	Financial Statements

Jagged Peak, Inc.

Financial Statements

13 and 26 Week Periods Ended

June 29, 2007 (Unaudited) and

June 30, 2006 (Unaudited)

Contents

Financial Statements

Jagged Peak, Inc.

Balance Sheet

June 29, 2007 (Unaudited)

Assets
Current assets:
Cash	$459,800
Accounts receivable, net of allowance for doubtful accounts of $100,000	1,297,900
Other receivable	129,500
Work in process, net of allowance of $20,000	258,300
Deferred tax asset	67,700
Deposits and other current assets	442,300

Total current assets	2,655,500
Property and equipment, net of accumulated depreciation of $1,606,900	329,200
Other assets:
EDGE Platform, net of accumulated amortization of $1,207,700	87,700
Deferred tax asset	1,267,700
Other assets	468,700

Total long-term assets	2,153,300
Total assets	$4,808,800

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable, trade	$1,034,800
Accrued payroll	305,000
Other accrued expenses	37,100
Deferred rent	20,300
Revolving note, $900,000 available at June 29, 2007	—
Notes payable, current portion	315,000
Deferred revenue and customer deposits	755,100

Total current liabilities	2,467,300
Long-term liabilities:
Notes payable, net of current portion	1,685,000
Deferred rent	109,300

Total long-term liabilities	1,794,300
Stockholders' equity:
Preferred stock, $.001 par value; 5,000,000 shares authorized; no shares issued or outstanding;
Common stock, $.001 par value; 70,000,000 shares authorized;
13,949,837 shares issued and outstanding	14,000
Additional paid-in capital	3,309,400
Accumulated deficit	(2,776,200)

Total stockholders' equity	547,200
Total liabilities and stockholders' equity	$4,808,800

The accompanying notes are an integral part of the financial statements.

Jagged Peak, Inc.

Statements of Operations (Unaudited)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006
Revenue
Gross revenue	$3,874,500	$3,556,500	$8,077,100	$7,213,400
Discounts, freight and other	(687,300)	(667,700)	(1,621,900)	(1,355,800)

Net revenues	3,187,200	2,888,800	6,455,200	5,857,600
Cost of sales	2,433,500	2,168,200	5,016,500	4,401,600

Gross profit	753,700	720,600	1,438,700	1,456,000

Operating expenses:
General and administrative expenses	840,100	699,900	1,627,600	1,455,200

Operating profit (loss)	(86,400)	20,700	(188,900)	800

Other expenses:
Interest expense	136,500	65,700	265,900	105,600
Loss on disposal of assets		7,900		7,900

Total other expenses	136,500	73,600	265,900	113,500

Loss before tax benefit	(222,900)	(52,900)	(454,800)	(112,700)

Provision for income tax benefit	(76,700)	(16,000)	(152,600)	(34,500)
Net loss	$(146,200)	$(36,900)	$(302,200)	$(78,200)

Weighted average number of common shares outstanding – basic & fully diluted	13,949,837	13,927,631	13,918,213	13,855,948

Net loss per share – basic & fully diluted	$(0.01)	$(0.00)	$(0.02)	$(0.01)

The accompanying notes are an integral part of the financial statements.

Jagged Peak, Inc.

Statement of Changes in Stockholders’ Equity

26 Weeks Ended June 29, 2007 (Unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 29, 2006	13,869,297	$13,900	$3,274,100	$(2,474,000)	$814,000

Issuance of stock related to compensation and warrants	80,540	100	3,900		4,000

Amortization of officer, director and employee compensation			31,400		31,400

Net loss for the period				(302,200)	(302,200)

Balance, June 29, 2007	13,949,837	$14,000	$3,309,400	$(2,776,200)	$547,200

The accompanying notes are an integral part of the financial statements.

Jagged Peak, Inc.

Statements of Cash Flows (Unaudited)

	26 Weeks Ended
	June 29, 2007		June 30, 2006
Operating activities
Net loss		$(302,200)		$(78,200)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization		209,000		265,500
Non-cash consulting expense		3,400		42,300
Non-cash amortization of officers, director and employees compensation		31,400
Amortization related to long term debt		160,700		11,100
Loss on the disposal of assets				7,900
Adjustment to allowance for bad debt expense		34,900		74,600
Changes in:
Accounts receivable		(140,700)		(296,300)
Work-in-process		(234,600)		51,800
Other current assets		(123,800)		(6,300)
Other assets				16,000
Deferred tax asset and liability, net		(152,600)		(34,500)
Accounts payable		(61,600)		(281,200)
Accrued payroll		(35,000)		249,700
Accrued expenses		6,700		52,700
Deferred rent		(10,100)		(6,600)
Other liabilities		208,300		(91,700)

Net cash used by operating activities		(406,200)		(23,200)

Investing activities
Acquisition of property and equipment		(81,800)		(49,100)

Cash flows used by investing activities		(81,800)		(49,100)

Financing activities
Payments on notes payable				(166,600)
Issuance of common stock, net		600		334,000

Cash flows provided by financing activities		600		167,400

Net increase (decrease) in cash		(487,400)		95,100

Cash, beginning of period		947,200		20,500

Cash, end of period		$459,800		$115,600

Supplemental disclosure of cash flow information

Cash paid during the period for taxes	$		$
Cash paid during the period for interest		$105,200		$94,500

The accompanying notes are an integral part of the financial statements.

Jagged Peak, Inc.

Notes to the Unaudited Financial Statements

For the 13 and 26-Week Periods Ended June 29, 2007 and the 13 and

26-Week Periods Ended June 30, 2006

1.	General Background Information

Jagged Peak, Inc. (the “Company” or “Jagged Peak”) is an e-business software and services company headquartered in Clearwater, Florida, providing Demand and Supply Chain management, CRM execution and e-Fulfillment solutions and services. The Company's flagship product, EDGE (E-Business Dynamic Global Engine), is a web-based software application that enables companies to control and coordinate multi-channel orders, catalogs, multi-warehouse inventories, and fulfillment across multiple customers, suppliers, employees, and partners in real-time. The Company’s clients are able to build and operate custom branded portals such as e-commerce, incentive and rebate programs, customer service, repair and reverse logistics and automate other business processes through the use of the EDGE application and its related tools.

Jagged Peak’s multi-channel, enterprise EDGE application provides a comprehensive, integrated platform for e-business management that supports a broad range of business and operational applications. Clients can use EDGE as an enterprise application or as an integrator and consolidator for multiple businesses, processes and applications. EDGE has built in tools to extend the application which enables clients to create complex and robust e-commerce, CRM related customer services and repair and reverse logistics solutions. The EDGE application permits users to manage order capturing, processing, tracking, fulfillment, settlement, creating and managing dynamic catalogs, customer relation management, marketing and reporting, all in real-time. The EDGE application is built to industry-standard best practices. The application has been integrated seamlessly with legacy and back-office management systems as well as industry leading ERP, WMS, TMS and CRM software systems. In addition to the traditional software license sales model, Jagged Peak offers its software with a flexible managed services transaction based pricing model. Jagged Peak also offers its clients third party fulfillment services that are typically bundled with its software and sold as a turnkey “web-to-ship” solution.

Effective January 1, 2003, the Company elected to change its fiscal year end to correspond to accounting periods based on a 52/53 week reporting year. Therefore, the periods ended June 29, 2007 and June 30, 2006 both consists of 13 weeks and 26 weeks.

2.	Significant Accounting Policies

Basis of Presentation

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of (a) the financial position at June 29, 2007, (b) the results of operations for the 13 and 26 weeks ended June 29, 2007 and June 30, 2006, (c) the statement of changes in stockholders’ equity ended June 29, 2007 and (d) cash flows for the 26-weeks ended June 29, 2007 and June 30, 2006, have been made.

The unaudited financial statements and notes are presented as permitted by Form 10-QSB. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. The accompanying statements and notes should be read in conjunction with the audited financial statements and notes of the Company for the 52-week period ended December 29, 2006.

Use of Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews its estimates, including but not limited to, capitalization of software, work in process, recoverability of long-lived assets, recoverability of prepaid expenses, valuation on deferred tax assets and allowance for doubtful accounts, on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed and adjustments are made, as information is available. Management believes that these estimates are reasonable and have been discussed with the audit committee; however, actual results could differ from these estimates.

Reclassifications

Certain prior year amounts shown in the accompanying financial statements have been reclassified to conform to the 2007 presentation. These reclassifications did not have any effect on total assets, total liabilities, total stockholders’ equity or net loss.

Revenue Recognition

The Company recognizes revenues in accordance with Statement of Position (SOP) 97-2, (Software Revenue Recognition) as amended by SOP 98-9 (Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions). Revenue from software license agreements is recognized when an agreement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectibility is probable. In software arrangements that include more than one element, the Company allocates the total arrangement fee among the elements based on the relative fair value of each of the elements. Maintenance and support agreement revenues are amortized over the contract period, which is usually one year.

Additional technology revenues are derived from software development services, managed services, transaction fees, and consulting and customized technology assignments. Revenue from technology service arrangements and software development services are recognized as services are provided or on the percentage of completion method for those arrangements with specified milestones. The percentage of completion is based on labor hours incurred to total labor hours expected to be incurred.

Revenue is also derived from fulfillment service arrangements. Services included under fulfillment arrangements include account services, shipping and handling, order processing, packaging, storage and reporting. These services are based on established monthly charges as well as handling fees based on volume. Work in process represents unbilled costs and services. Shipping and handling costs are classified as cost of sales.

Software and Development Enhancements

Software and development enhancements expenses include payroll and employee benefit costs associated with product development. The EDGE product platform is continually being enhanced with new features and functions. Once technological feasibility of new features and functions is established, the cost incurred until release to production are capitalized and amortized over a three-year useful life. There were no amounts capitalized during the 13-week and 26-week periods ended June 29, 2007 and June 30, 2006. Amortization expense related to capitalized software and charged to operations for the 13-week and 26-week period ended June 29, 2007 were approximately $61,300 and $132,600, respectively. Amortization expense related to capitalized software and charged to operations for the 13-week and 26-week period ended June 30, 2006 were approximately $96,600 and $193,200, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments in money market funds with high quality financial institutions. The Company considers all highly liquid instruments purchased with a remaining maturity of less than three months at the time of purchase as cash equivalents.

Fiduciary Relationship

The Company has control of funds collected on behalf of customers and funds established by our customers, for the payment of our customers’ incentive programs. These accounts total approximately $27,000 at June 29, 2007. Because the accounts represent funds held for customers and our customers’ purposes, the cash and the corresponding liability for future payments are not shown on the statement.

Concentration of Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents and accounts receivables.

The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand, and, therefore, bear minimal risk.

During the 26-week period ended June 29, 2007 and June 30, 2006, sales to one customer amounted to approximately $3,849,000 and $2,368,200, respectively, or 60% and 40% of total revenues, respectively. Accounts receivable from two customers at June 29, 2007 amounted to approximately $569,600 or approximately 41% of the balance. Accounts receivable from two customers at June 30, 2006 amounted to approximately $390,100 or approximately 29% of the balance.

The Company extends credit to its various customers based on evaluation of the customer’s financial condition and ability to pay the Company in accordance with the payment terms. The Company provides for estimated losses on accounts receivable considering a number of factors, including the overall aging of accounts receivables, customer’s payment history and the customer’s current ability to pay its obligation. Based on managements’ review of accounts receivable and other receivables, an allowance for doubtful accounts of approximately $100,000 is considered necessary as of June 29, 2007. Although management believes that accounts receivable are recorded at their net realizable value, a 10% decline in historical collection rate would increase the current bad debt expense for the period ended June 29, 2007 by approximately $5,000. We do not accrue interest on past due receivables.

Identified Intangible Assets

The Company follows the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes accounting standards for the impairment of long-lived assets such as property, plant and equipment and intangible assets subject to amortization. The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. For the 26-week period ended June 29, 2007 and June 30, 2006, there was no impairment of long-lived or intangible assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, principally three to ten years. Accelerated methods are used for tax depreciation. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. Equipment held under capital leases are stated at the present value of the minimum lease payments and amortized on a straight-line basis over the estimated useful life of the asset.

Depreciation is calculated by the straight-line method over the following estimated useful lives of the related assets:

Years
Furniture and equipment	3-7
Computer equipment and software	1-4
Warehouse equipment	3-10
Leasehold improvements	Lease term

Estimated Fair Value of Financial Instruments

The aggregated net fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, receivables, payables, accrued expenses and short-term borrowings. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The fair value of the Company’s debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Income Taxes

Taxes on income are provided in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the consolidated financial statements. Deferred tax assets and liabilities are determined based on the differences between the book values and the tax bases of particular assets and liabilities and the tax effects of net operating loss and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized as income or expense in the period that included the enactment date. Through the reverse acquisition with Absolute Glass the Company acquired net operating losses for tax purposes of approximately $2.4 million. Internal Revenue Code Sec. 382 places limitations on the utilization of the acquired net operating losses. Due to the limitation the Company has placed a full valuation allowance against that asset of approximately $900,000.

Stock-Based Compensation

The Company previously applied the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for stock-based compensation. Accordingly, the Company recognized compensation expense on our restricted stock awards, but no compensation expense was recognized for fixed option plans as all option grants under the plan had an exercise price equal or greater to the fair market value of the underlying common stock on the date of grant. As permitted, the Company had previously elected to adopt the disclosure-only provisions of Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which replaces SFAS No. 123; Accounting for Stock-Based Compensation, (“SFAS 123”) and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123R, the Company is required to measure the cost of employee services received in exchange for stock options and similar awards based on the grant-date fair value of the award and recognize this cost in the income statement over the period during which an employee is required to provide service in exchange for the award. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The Company adopted SFAS 123R on December 31, 2005 using the modified prospective method, which did not require the recognition of any non-cash charges, as there were no unvested stock options on that date.

The fair value concepts were not changed significantly in FAS 123R; however, in adopting FAS 123R, companies must choose among alternative valuation models and amortization assumptions. After assessing alternative valuation models and amortization assumptions, the Company will continue using the Black-Scholes valuation model and has elected to use the ratable method to amortize compensation expense over the vesting period of the grant.

The value of each grant under FAS 123R is estimated at the grant date using the Black-Scholes option model with the following weighted average assumptions for options granted in 2006: the historical dividend rate of 0%; the risk-free interest rate of 3.6% for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant; the expected term of 5 years which was calculated based on the company’s historical pattern of options granted are expected to be outstanding; and expected volatility of 75% which was calculated by review of the Company’s historical activity as well as comparable peer companies.

There were no options granted during the 26-week period ended June 29, 2007 and approximately 25,000 options granted during the 26-week period ended June 30, 2006. As of June 29, 2007, there was approximately $63,900 of unrecognized stock-based compensation expense related to nonvested stock options. This expense will be recognized over a weighted average period of approximately two years.

The following table represents our nonvested stock option activity for the 26-week period ended June 29, 2007:

	Number of Options	Weighted Average Grant Date Fair Value
Nonvested options – December 31, 2006	295,000	$0.50

Granted	0	$0.00
Vested	(12,500)	$0.44
Forfeited	(105,000)	$0.57

Nonvested options – June 29, 2007	177,500	$0.49

There was no aggregate intrinsic value of options outstanding at June 29, 2007, based on the Company’s closing stock price of $0.27 as of the last business day of the period ended June 29, 2007, which would have been received by the optionees had all options been exercised on that date. There was no aggregate intrinsic value of options exercisable at June 29, 2007, based on the Company’s closing stock price of $0.27 as of the last business day of the period ended June 29, 2007, which would have been received by the optionees had all options exercisable been exercised on that date. There were no options exercised during the 26-weeks ended June 29, 2007 and June 30, 2006.

Earnings per Share

Earnings per common share are computed in accordance with SFAS No. 128, “Earnings Per Share,” which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive options outstanding during the year. The weighted average number of shares was approximately 13,918,213 and 13,855,948 for the 26-week periods ended June 29, 2007 and June 30, 2006, respectively. The diluted weighted average number of shares was approximately 14,935,930 and 14,858,748 for the 26-week period ended June 29, 2007 and June 30, 2006, respectively.

Common stock equivalents for the 26-week periods ended June 29, 2007 and June 30, 2006 were anti-dilutive due to the net losses sustained by the Company during these periods. Therefore, the diluted weighted average common shares outstanding for the dilutive weighted average share calculation in the period ended June 29, 2007 and June 30, 2006 excludes approximately 1,017,717 and 1,002,800 shares that could dilute earnings per share in future periods, respectively.

3.	Other Assets

Other assets consist of:

June 29, 2007
Capitalized debt cost	$790,100

790,100

Current portion classified as other current asset	321,400

$468,700

4.	Equity

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors (the “Board”), subject to the prior rights of the holders of all classes of stock outstanding. The Company records stock as issued when the consideration is received or the obligation is incurred.

The Company's 2005 Stock Incentive Plan (“the Plan”) authorizes the Board of Directors the authority to grant up to 2,000,000 options to key employees, officers, directors, and consultants. The aggregate fair market value of grants to one individual shall not exceed $100,000 during any one calendar year for grants of both incentive stock options and non-qualified stock options. Options granted under the Plan must be exercised within ten years of the date of grant. The Option Price payable for the shares of Common Stock covered by any Option shall be determined by the Board of Directors, but shall in no event be less than the fair market value of the Common Stock. The Option Price for Incentive Stock Options shall not be less than the Fair Market Value of one share of Common Stock on the Date of Grant. The Option Price for Nonstatutory Options may be less than the Fair Market Value of Common Stock on the Date of Grant only if the Committee determines that special circumstances warrant a lower exercise price.

The Company's 2000 Stock Incentive Plan authorizes up to 100,000 shares of common stock to any employee or Consultant during any one calendar year for grants of both incentive stock options and non-qualified stock options to key employees, officers, directors, and consultants. Options granted under the Plan must be exercised within ten years of the date of grant. The Option Price payable for the shares of Common Stock covered by any Option shall be determined by the Board of Directors, but shall in no event be less than the par value of Common Stock. The Option Price for Incentive Stock Options shall not be less than the Fair Market Value of one share of Common Stock on the Date of Grant. The Option Price for Nonstatutory Options may be less than the Fair Market Value of Common Stock on the Date of Grant only if the Committee determines that special circumstances warrant a lower exercise price.

The following summarizes the Company’s stock option and warrant activity and related information:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at December 30, 2005	1,650,987	$0.01-2.13	$0.80
Warrants, Convertible Debt and options granted	4,176,600	$0.01-2.50	$0.69
Warrants and options cancelled or expired	(233,343)	$0.01	$0.01

Outstanding at December 29, 2006	5,594,244	$0.01-2.50	$0.75
Warrants options granted	—	$—	$—
Warrants exercised	(63,540)	$0.01	$0.01
Warrants and options cancelled or expired	(428,528)	$0.55-2.00	$1.22

Outstanding at June 29, 2007	5,102,176	$0.01-2.50	$0.72

Exercisable at June 29, 2007	4,924,676	$0.01-2.50	$0.71
Exercisable at December 29, 2006	5,274,244	$0.01-2.13	$0.72

The following table summarizes information about options and warrants outstanding and exercisable as of June 29, 2007:

	Outstanding Warrants and Options			Exercisable Warrants and Options
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Life	Weighted Average Price	Weighted Average Remaining Life	Number Exercisable	Weighted Average Price
$0.01	1,037,177	30.7 years	$0.01	30.7 years	1,037,177	$0.01
$0.55-0.77	1,483,529	4.0 years	$0.63	4.1 years	1,373,529	$0.63
$1.00-2.50	2,581,470	2.7 years	$1.07	2.7 years	2,513,970	$1.04

As of June 29, 2007 and December 29, 2006, there were approximately 4,924,676 and 5,274,244 options exercisable at a weighted average exercise price of $0.71 and $0.72, respectively. There were no options granted in 2007 and the weighted average fair value of options at the date of grant of the options was $0.47 for 2006.

Equity Funding

In March of 2007, the Company issued 63,540 restricted common stock shares, $0.001 par value per share. The stock was issued based on the exercise of common stock warrants. The exercise price of the stock was approximately $600 or $0.01 per share and was used for working capital.

5.	Related Party Transaction

To ensure that the Company has adequate near-term liquidity, the officers of the Company have loaned the Company short-term capital. In most cases the loans are for less than 30 days and no interest is expensed or paid to the officers. As of June 29, 2007 there were no loans due to any of the officers.

The Company contracted with Norco Accounting and Consulting Inc. (“Norco”) to provide accounting and consulting services. The Company spent approximately $23,430 and $9,100 during the 26-week period ended June 29, 2007 and June 30, 2006, respectively. Norco is 50% owned by Andrew J. Norstrud, who joined the Company in October of 2005, as the Company’s Chief Financial Officer. The Company continues to occasionally use Norco for temporary accounting staffing needs under the contract signed prior to Andrew J. Norstrud joining the Company.

The above related party transactions are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

ITEM 23.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None